Form 10-K405, Exhibit 13
period 1996-12-31
VINTAGE PETROLEUM INC
filed 1997-03-27
CIK 809428

                                                                      EXHIBIT 13

SUMMARY FINANCIAL AND OPERATING DATA

==========================================================================================================================
YEARS ENDED DECEMBER 31,                               1996            1995            1994            1993           1992
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
AND OPERATING DATA

Financial Data
Income Statement Data:
Oil and gas sales..........................      $  258,368        $160,254        $141,357        $113,259       $ 61,194
Gathering revenues.........................          20,508          12,380          14,635           7,861          7,775
Gas marketing revenues.....................          31,920          20,912          27,285          36,175         31,097
Total revenues.............................         311,682         194,797         185,652         160,027        101,450
Operating expenses.........................         138,438          95,121          96,549          85,205         61,771
Depreciation, depletion and
   amortization............................          70,057          52,257          45,774          33,335         17,374
Interest...................................          30,109          20,178          12,002           6,943          4,497
Income before cumulative effect
   of accounting change....................          41,192          11,361          13,929          16,789          8,653
Net income.................................          41,192          11,361          13,929          18,514          8,653
Earnings per share before effect
   of accounting change....................            1.68             .53             .66             .81            .51
Earnings per share.........................            1.68             .53             .66             .89            .51
Dividends declared per share...............             .11             .09             .07             .05            .02
                                              ------------- --------------- --------------- --------------- --------------
Balance Sheet Data (end of year):
Total assets...............................      $  813,950        $647,539        $407,752        $384,461       $259,887
Long-term debt, less current portion.......         372,390         315,846         186,548         174,164        127,993
Stockholders' equity.......................         265,105         223,960         155,993         143,392         78,696
                                              ------------- --------------- --------------- --------------- --------------

Operating Data
Production:
Oil (MBbls)................................          11,939           7,608           6,657           4,785          1,978
Gas (MMcf).................................          32,366          30,610          28,884          22,504         14,592
                                              ------------- --------------- --------------- --------------- --------------
Average Sales Prices:
Oil (per Bbl)..............................      $    16.73        $  15.26        $  13.53        $  14.14       $  17.88
Gas (per Mcf)..............................            1.81            1.46            1.78            2.03           1.77
                                              ------------- --------------- --------------- --------------- --------------
Proved Reserves (end of year):
Oil (MBbls)................................         178,296         147,871          70,789          63,277         40,209
Gas (MMcf).................................         382,846         310,762         281,638         273,142        206,582
                                              ------------- --------------- --------------- --------------- --------------
Present value of estimated future net
   revenues before income taxes discounted
   at 10 percent (in thousands):
      Oil and gas properties...............      $1,807,137        $894,249        $446,987        $359,978       $335,941
      Gathering systems....................          10,364          10,641           9,215           8,105          4,818
Standardized measure of discounted
   future net cash flows (in thousands)....       1,392,841         736,546         385,721         339,701        274,443
                                              ------------- --------------- --------------- --------------- --------------

Significant acquisitions of producing oil and gas properties during 1993 and 1995 affect the comparability between the Financial and Operating Data for the years presented above.


                                                          1996 ANNUAL REPORT  25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company's results of operations have been significantly affected by its success in acquiring oil and gas properties and its ability to maintain or increase production through its exploitation and exploration activities. Fluctuations in oil and gas prices have also significantly affected the Company's results. Principally through acquisitions, the Company has achieved significant increases in its oil and gas production. The following table reflects the Company's oil and gas production and its average oil and gas prices for the periods presented:

===============================================================================
YEARS ENDED DECEMBER 31,                             1996       1995       1994

Production:

Oil (MBbls)-
  U.S. .......................................      7,694      6,647      6,657
  Argentina ..................................      4,245        961         --
  Total ......................................     11,939      7,608      6,657
Gas, all U.S. (MMcf) .........................     32,366     30,610     28,884
Total MBOE ...................................     17,333     12,710     11,471
                                                ---------  ---------  ---------

Average Sales Prices:
Oil (per Bbl)-
  U.S. .......................................     $17.19     $15.44     $13.53
  Argentina ..................................      15.91      13.98         --
  Total ......................................      16.73      15.26      13.53
Gas, all U.S. (per Mcf) ......................       1.81       1.46       1.78
                                                ---------  ---------  ---------

  Average U.S. oil prices received by the Company fluctuate generally with changes in the West Texas Intermediate ("WTI") posted prices for oil. The Company's Argentina oil production is sold at WTI spot prices less a specified differential. The Company experienced a 10 percent increase in its average oil price in 1996 compared to 1995. During 1996, the impact of oil hedges reduced the Company's overall average oil price $2.00 to $16.73 per Bbl. The Company's average U.S. oil price was reduced $1.47 to $17.19 per Bbl while its average Argentina oil price was reduced $2.96 to $15.91 per Bbl. Approximately 67 percent of the Company's Argentina oil production and 38 percent of its U.S. oil production (a combined 5.765 MMBbls) were covered by oil hedges in 1996.

  The Company experienced a 13 percent increase in its average oil price in 1995 compared to 1994. Higher prices relative to WTI posted prices for the Company's California oil production and the impact of one hedge (swap agreement) which expired December 31, 1995, combined with higher WTI posted prices to account for the increase. The Company's average realized oil price before the impact of oil hedges increased from 87 percent of WTI posted prices in 1994 to 92 percent for 1996.

  Average gas prices received by the Company fluctuate generally with changes in spot market prices for gas, which may vary significantly by region. The Company's average gas price for 1996, including the impact of hedging, was 24 percent higher than 1995. During 1996, the average gas price was negatively impacted by five cents per Mcf as a result of certain gas hedges that were in place for 40,000 Mcf of gas per day for the period January through March 1996. The Company experienced an 18 percent decline in average gas prices in 1995 compared to 1994.

  The Company has previously engaged in oil and gas hedging activities and will continue to consider various hedging arrangements to realize commodity prices which it considers favorable. Currently, oil hedges for the calendar year 1997 cover 2.738 MMBbls at an average NYMEX reference price of $19.26 per Bbl. Before the impact of oil hedges, the Company's average realized oil price for 1996 was $18.73 per Bbl, or approximately 85 percent of the average NYMEX reference price.

  Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow. However, the impact of changes in the market prices for oil and gas on the Company's average realized prices may be reduced from time to time based on the level of the Company's hedging activities. Based on 1996 oil production, a change in the average oil price realized by the Company of $1.00 per Bbl would result in

26   VINTAGE PETROLEUM, INC.

a change in net income and cash flow before income taxes for the year of approximately $8.7 million and $11.6 million, respectively. A 10 cent per Mcf change in the average price realized by the Company for gas would result in a change in net income and cash flow before income taxes for the year of approximately $1.9 million and $3.1 million, respectively, based on 1996 gas production.


Period to Period Comparisons

During 1995, the Company made various acquisitions which significantly impacted the period to period comparisons for 1996 and 1995. These acquisitions (the "1995 Acquisitions") include the purchase of certain oil and gas properties from Texaco Exploration and Production, Inc. ("Texaco") in May 1995, the acquisition in July 1995 of a controlling interest in Cadipsa S.A. ("Cadipsa"), an Argentine oil and gas exploration company which was publicly traded in Argentina until December 26, 1996, the acquisition of Vintage Oil Argentina, Inc., formerly
BG Argentina, S.A. ("Vintage Argentina"), in September 1995, and the acquisition of certain Argentina oil and gas properties from Astra Compania Argentina de Petroleo S.A. and Shell Compania Argentina de Petroleo S.A. in November 1995 and December 1995, respectively.

  The Company's consolidated revenues and expenses for 1996 and 1995 include the consolidation of 100 percent of Cadipsa from the date of acquisition under the purchase method of accounting. The minority interest in (income) loss of subsidiary reflects the portion of Cadipsa's (income) loss attributable to the minority ownership during the years ended December 31, 1996 and 1995. At December 31, 1996, the Company owned 96.8 percent of Cadipsa.


Year ended December 31, 1996, Compared to Year ended December 31, 1995

Net income was $41.2 million for the year ended December 31, 1996, up
263 percent from $11.4 million in 1995. Increases in the Company's oil and gas production of 36 percent on an equivalent barrel basis, an increase of 24 percent in natural gas prices, and an increase of 10 percent in oil prices are primarily responsible for the increase in net income. The production increases primarily relate to the 1995 Acquisitions.

  Oil and gas sales increased $98.1 million (61 percent), to $258.4 million for 1996 from $160.3 million for 1995. A 57 percent increase in oil production and a 10 percent increase in average oil prices combined to account for $83.7 million of the increase. A six percent increase in gas production and a 24 percent increase in average gas prices contributed to an additional $14.4 million increase.

  Oil and gas gathering net margins (revenue less expenses) increased $600,000 (21 percent), to $3.5 million for 1996 from $2.9 million for 1995, due primarily to improved profitability on a gathering system located in Texas, additional net margins from a gathering system located in California acquired from Texaco in May 1995 and increased gas prices.

  Gas marketing net margins (revenue less expenses) increased $300,000
(14 percent), to $2.4 million for 1996 from $2.1 million for 1995, due primarily to an increase in the reserve for doubtful accounts associated with gas sales in 1995 with no similar increase in 1996 and increased gas prices.

  Lease operating expenses, including production taxes, increased $25.1 million (38 percent), to $91.9 million for 1996 from $66.8 million for 1995. The increase in lease operating expenses is due primarily to the 1995 Acquisitions. Lease operating expenses per equivalent barrel produced increased one percent to $5.30 in 1996 from $5.25 for 1995.

  General and administrative expenses increased $4.8 million (41 percent), to $16.4 million for 1996 from $11.6 million for 1995, due primarily to the acquisitions of Cadipsa and Vintage Argentina in the last half of 1995.

  Depreciation, depletion and amortization increased $17.8 million (34 percent), to $70.1 million for 1996 from $52.3 million for 1995, due primarily to the 36 percent increase in production on an equivalent barrel basis. Amortization per equivalent barrel of the Company's U.S. oil and gas properties declined to $3.78 in 1996 from $3.89 in 1995. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for 1996 was $4.12 as compared to $4.28 for 1995.

 Interest expense increased $9.9 million (49 percent), to $30.1 million for 1996 from $20.2 million for 1995, due primarily to a 24 percent increase in the Company's total average outstanding debt related primarily to the 1995 Acquisitions.


Year ended December 31, 1995, Compared to Year ended December 31, 1994

Net income was $11.4 million for the year ended December 31, 1995, down
18 percent from $13.9 million in 1994. A decrease of 18 percent in natural gas prices and a 68 percent increase in interest expense offset a 13 percent increase in average oil prices and an 11 percent increase in production on an equivalent barrel basis. In addition, certain oil and gas properties were shut-in for a portion of the first six months of 1995 due to storm damage caused by heavy rains in California and the resulting mudslides, reducing the Company's overall production in the first half by approximately 70,000 Bbls of oil and 350,000 Mcf of gas.

                                                         1996 ANNUAL REPORT   27

  Oil and gas sales increased $18.9 million (13 percent), to $160.3 million for 1995 from $141.4 million for 1994, due primarily to a 13 percent increase in average oil prices and an 11 percent increase in production on an equivalent barrel basis, partially offset by an 18 percent decline in average natural gas prices. The production increases primarily relate to the 1995 Acquisitions. How-ever, these production increases were partially offset by lower production from the Company's properties affected by the California storms. In addition, oil and gas sales for 1995 were reduced by $0.5 million reflecting the total settlement of a class action lawsuit filed on June 8, 1990, on behalf of certain royalty and mineral interest owners.

  Oil and gas gathering net margins (revenues less expenses) increased $600,000 (26 percent), to $2.9 million in 1995 from $2.3 million in 1994, due primarily to net margins from a gathering system located in California acquired from Texaco in May 1995 and additional third party volumes transported through an existing system located in Texas.

  Gas marketing net margins (revenues less expenses) decreased $200,000 (9 percent), to $2.1 million in 1995 from $2.3 million in 1994, due primarily to an increase in the reserve for doubtful accounts associated with gas sales and the decline in average natural gas prices.

  Other income decreased $1.1 million (46 percent) to $1.3 million in 1995 from $2.4 million in 1994, due primarily to the recognition of a $0.9 million loss from 1996 natural gas price hedges (swap agreements) which no longer qualified as hedges.

  Lease operating expenses, including production taxes, increased $7.5 million (13 percent), to $66.8 million in 1995 from $59.3 million in 1994. The increase in lease operating expenses is due primarily to the 1995 Acquisitions. Lease operating expenses per equivalent barrel produced increased two percent to $5.25 in 1995 from $5.17 in 1994, due to the impact of the California storms on production and costs incurred.

  General and administrative expenses increased $2.7 million (30 percent), to $11.6 million in 1995 from $8.9 million in 1994, due primarily to the acquisition of Cadipsa and the addition of new personnel throughout 1994 and 1995 as a result of acquisitions made in 1994 and an increase in the Company's exploitation efforts.

  Depreciation, depletion and amortization increased $6.5 million (14 percent), to $52.3 million in 1995 from $45.8 million in 1994, due primarily to the 11 percent increase in production on an equivalent barrel basis. Amortization per equivalent barrel of the Company's U.S. oil and gas properties increased two percent to $3.89 in 1995 from $3.82 in 1994. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for 1995 was $4.28. The Company had no Argentina operations prior to 1995.

  Interest expense increased $8.2 million (68 percent), to $20.2 million in 1995 from $12.0 million in 1994, due primarily to a 28 percent increase in the average interest rate on the Company's floating-rate debt with banks to 7.4 percent per annum in 1995 from 5.8 percent per annum in 1994, an increase in average outstanding advances under the Company's bank revolving credit facility and bank term loan, and interest expense on third-party debt of the Company's foreign subsidiaries.


Capital Expenditures

During 1996, the Company's domestic capital expenditures totaled $113.7 million of which $50.5 million were for acquisitions of producing oil and gas properties. The largest of these acquisitions was approximately $28.5 million for producing oil and gas properties located in south Alabama acquired from Exxon Company, U.S.A. Funds for these acquisitions were provided by advances under the Company's revolving credit facility.

  The Company's 1996 international capital expenditures of $90.3 million included approximately $49.4 million in Argentina, primarily for exploitation activities, and $37.0 million in Bolivia related to the acquisition of 100 percent of the outstanding common stock of Shamrock Ventures Boliviana Ltd. from affiliates of Ultramar Diamond Shamrock Corporation. Funds for the purchase of the stock were provided by advances under the Company's revolving credit facility.

  In February 1997, the Company reached an agreement with subsidiaries of Burlington Resources Inc. to purchase certain producing oil and gas properties and facilities located in the Gulf Coast of Texas and Louisiana for $114.1 million in cash, subject to closing adjustments. The effective date of the transaction is January 1, 1997, with closing scheduled for April 1, 1997, subject to board approvals by the Company and Burlington Resources Inc. and satisfaction of other normal conditions to closing. Funds for this acquisition will be provided by advances under the Company's revolving credit facility.

  The timing of most of the Company's capital expenditures is discretionary with no material long-term capital expenditure commitments. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The Company primarily uses internally generated cash flow to fund capital expenditures other than significant acquisitions and anticipates that its cash flow, net of debt service

28  VINTAGE PETROLEUM, INC.

obligations, will be sufficient to fund its planned 1997 non-acquisition capital expenditures of approximately $58 million in the U.S. and approximately $59 million in South America. The Company does not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. The Company is actively pursuing additional acquisitions of oil and gas properties. In addition to internally generated cash flow and advances under the Company's revolving credit facility, the Company may seek additional sources of capital to fund any future significant acquisitions (see "-Liquidity").


The Company's recent capital expenditure history is a follows:

=====================================================================================

YEARS ENDED DECEMBER 31,                                   1996       1995       1994

IN THOUSANDS

Acquisition of oil and gas reserves .................  $ 91,282   $207,658    $36,544
Drilling ............................................    51,175     21,343      9,593
Workovers and recompletions .........................    33,482     18,313     13,984
Acquisition of undeveloped acreage and seismic ......    14,847      7,684      1,869
Acquisition and construction of gathering systems ...       724        234        632
Other ...............................................    12,546      5,367      3,146
                                                       --------   --------   --------
  Total .............................................  $204,056   $260,599    $65,768
                                                       --------   --------   --------


Liquidity

Internally generated cash flow and the borrowing capacity under its revolving credit facility are the Company's major sources of liquidity. In addition, the Company may use other sources of capital, including the issuance of additional debt securities or equity securities, to fund any major acquisitions it might secure in the future and to maintain its financial flexibility. The Company funds its capital expenditures (excluding acquisitions) and debt service requirements primarily through internally generated cash flows from operations. Any excess cash flow is used to reduce outstanding advances under the Company's revolving credit facility.

  In the past, the Company has accessed the public markets to finance significant acquisitions and provide liquidity for its future activities. In conjunction with the purchase of substantial oil and gas assets in 1990, 1992 and 1995, the Company completed three public equity offerings, as well as a public debt offering in 1995, which provided the Company with aggregate net proceeds of approximately $272 million.

  On February 5, 1997, the Company completed a public offering of 1,500,000 shares of common stock, all of which were sold by the Company. Net proceeds to the Company of approximately $47.1 million were used to repay a portion of existing indebtedness under the Company's revolving credit facility.

  Also on February 5, 1997, the Company issued $100 million of its 8 5/8% Senior Subordinated Notes Due 2009 (the "8 5/8% Notes"). Net proceeds to the Company of approximately $96.4 million were used to repay a portion of existing indebtedness under the Company's revolving credit facility.

  The 8 5/8% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2002. Upon a change in control (as defined) of the Company, holders of the 8 5/8% Notes may require the Company to repurchase all or a portion of the 8 5/8% Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The
8 5/8% Notes mature on February 1, 2009, with interest payable semiannually on February 1 and August 1 of each year.

  The 8 5/8% Notes are unsecured senior subordinated obligations of the Company, rank subordinate in right of payment to all senior indebtedness (as defined) and rank pari passu with the Company's 9% Senior Subordinated Notes Due 2005. The indenture for the 8 5/8% Notes contains limitations on, among other things, additional indebtedness and liens, the payment of dividends and other distributions, certain investments and transfers or sales of assets.

  Under its Credit Agreement dated August 29, 1996, as amended (the "Credit Agreement"), certain banks have provided to the Company an unsecured revolving credit facility. The Credit Agreement establishes a borrowing base (currently $270 million) determined by the banks' evaluation of the Company's U.S. and certain Argentina oil and gas reserves.

                                                          1996 ANNUAL REPORT  29

  Outstanding advances under the revolving credit facility bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt and the portion of the borrowing base attributable to the U.S. reserves at the time. As of February 19, 1997, the Company had elected a fixed rate based on LIBOR for a substantial portion of its outstanding advances which resulted in an average interest rate of approximately 6.2 percent per annum. In addition, the Company must pay a commitment fee ranging from 0.25 to 0.375 percent per annum on the unused portion of the banks' commitment.

  On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. and certain Argentina oil and gas reserves. If the sum of outstanding senior debt (excluding debt of the Company's foreign subsidiaries) exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding at October 1, 1999, will be payable in 12 equal consecutive quarterly installments commencing January 1, 2000, with maturity at October 1, 2002.

  The unused portion of the revolving credit facility was approximately $157 million at February 19, 1997. The unused portion of the revolving loan facility and the Company's internally generated cash flow provide liquidity which may be used to finance future capital expenditures, including acquisitions. As additional U.S. and Argentina acquisitions are made and properties are added to the borrowing base, the banks' determination of the borrowing base and their commitment may be increased.


Inflation

In recent years inflation has not had a significant impact on the Company's operations or financial condition.


Income Taxes

The total provision for U.S. income taxes is based on the Federal corporate statutory income tax rate plus an estimated average rate for state income taxes. The Company incurred a current provision for U.S. income taxes of approximately $2.6 million in 1996 and a current benefit of approximately $1.0 million in 1995. The Company has a $5.4 million U.S. alternative minimum tax credit carryforward which does not expire and is available to offset U.S. regular income taxes in future years, but only to the extent that U.S. regular income taxes exceed the U.S. alternative minimum tax in such years. An analysis of income taxes is presented in Note 6 to the Company's December 31, 1996, consolidated financial statements.

  Earnings of the Company's foreign subsidiaries, Cadipsa and Vintage
Argentina, are subject to Argentina income taxes. Due to significant Argentina net operating loss carryforwards for both companies, the Company does not expect to pay any foreign income taxes related to these subsidiaries in 1997. No U.S. deferred tax liability will be recognized related to the unremitted earnings of these foreign subsidiaries, as it is the Company's intention, generally, to reinvest such earnings permanently.


Foreign Operations

A majority of the Company's foreign operations are located in Argentina. The Company believes Argentina offers a politically stable environment and does not anticipate any significant change in the near future. The current democratic form of government has been in place since 1983 and, since 1989, has pursued a steady process of privatization, deregulation and economic stabilization and reforms involving the reduction of inflation and public spending. Argentina's 12-month trailing inflation rate measured by the Argentine Consumer Price Index declined from 200.7 percent as of June 1991 to 0.1 percent as of December 1996.

  The Company believes that its Argentine operations present minimal currency risk. All of the Company's Argentine revenues are U.S. dollar based, while a large portion of its costs are Argentine peso denominated. The Argentina Central Bank is obligated by law to sell dollars at a rate of one Argentine peso to one U.S. dollar and has sought to prevent appreciation of the peso by buying dollars at rates of not less than 0.998 peso to one U.S. dollar. As a result, the Company believes that should any devaluation of the Argentine peso occur, its revenues would be unaffected and its operating costs would not be significantly increased. At the present time, there are no foreign exchange controls preventing or restricting the conversion of pesos into dollars.

30  VINTAGE PETROLEUM, INC.

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------------------------

DECEMBER 31,                                                                                            1996           1995
IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS
Assets
Current Assets:
Cash and cash equivalents...............................................................            $  2,774       $  2,545
Accounts receivable -
   Oil and gas sales....................................................................              68,219         40,256
   Joint operations.....................................................................               4,445          4,616
Prepaids and other current assets.......................................................               9,252         11,665
                                                                                               -------------  -------------
     Total current assets...............................................................              84,690         59,082
                                                                                               -------------  -------------
Property, Plant And Equipment, at cost:
Oil and gas properties, full cost method................................................             964,623        762,582
Oil and gas gathering systems...........................................................              13,489         12,765
Other  .................................................................................               8,439          7,733
                                                                                               -------------  -------------
                                                                                                     986,551        783,080
Less accumulated depreciation, depletion and amortization...............................             275,392        205,334
                                                                                               -------------  -------------
                                                                                                     711,159        577,746
                                                                                               -------------  -------------

Other Assets, net.......................................................................              18,101         10,711
                                                                                               -------------  -------------
                                                                                                    $813,950       $647,539
                                                                                               -------------  -------------

Liabilities And Stockholders' Equity
Current Liabilities:
Revenue payable.........................................................................            $ 24,746       $ 16,855
Accounts payable - trade................................................................              20,355         15,514
Other payables and accrued liabilities..................................................              26,595         18,697
Current portion of long-term debt.......................................................               6,629          7,930
Acquisition costs payable...............................................................              35,051             --
                                                                                               -------------  -------------
   Total current liabilities............................................................             113,376         58,996
                                                                                               -------------  -------------
Long-Term Debt, less current portion above..............................................             372,390        315,846
                                                                                               -------------  -------------
Deferred Income Taxes...................................................................              57,610         37,753
                                                                                               -------------  -------------
Other Long-Term Liabilities.............................................................               3,641          3,922
                                                                                               -------------  -------------
Minority Interest In Subsidiary.........................................................               1,828          7,062
                                                                                               -------------  -------------
Commitments And Contingencies (Note 4)

Stockholders' Equity, per accompanying statements:
Preferred stock, $.01 par, 5,000,000 shares authorized, zero shares issued and
 outstanding............................................................................                  --             --
Common stock, $.005 par, 40,000,000 shares authorized,
   24,069,112 and 23,661,162 shares issued and outstanding..............................                 120            118
Capital in excess of par value..........................................................             152,321        149,725
Retained earnings.......................................................................             112,664         74,117
                                                                                               -------------  -------------
                                                                                                     265,105        223,960
                                                                                               -------------  -------------
                                                                                                    $813,950       $647,539
                                                                                               -------------  -------------

The accompanying notes are an integral part of these statements.

                                                          1996 ANNUAL REPORT  31

CONSOLIDATED STATEMENTS OF INCOME


================================================================================

FOR THE YEARS ENDED DECEMBER 31,                                                     1996           1995           1994

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Revenues:
Oil and gas sales.........................................................       $258,368       $160,254       $141,357
Oil and gas gathering.....................................................         20,508         12,380         14,635
Gas marketing.............................................................         31,920         20,912         27,285
Other income..............................................................            886          1,251          2,375
                                                                                 --------       --------       --------
                                                                                  311,682        194,797        185,652
                                                                                 --------       --------       --------

Costs And Expenses:
Lease operating, including production taxes...............................         91,916         66,771         59,292
Oil and gas gathering.....................................................         16,985          9,511         12,294
Gas marketing.............................................................         29,537         18,839         24,963
General and administrative................................................         16,441         11,601          8,889
Depreciation, depletion and amortization..................................         70,057         52,257         45,774
Interest..................................................................         30,109         20,178         12,002
                                                                                 --------       --------       --------
                                                                                  255,045        179,157        163,214
                                                                                 --------       --------       --------
Income before income taxes and minority interest..........................         56,637         15,640         22,438

Provision For Income Taxes:
Current...................................................................          2,610           (955)         1,576
Deferred..................................................................         12,328          6,034          6,933

Minority Interest In (Income) Loss Of Subsidiary..........................           (507)           800              -
                                                                                 --------       --------       --------

Net Income................................................................       $ 41,192       $ 11,361       $ 13,929
                                                                                 --------       --------       --------

Earnings Per Share........................................................       $   1.68       $    .53       $    .66
                                                                                 --------       --------       --------
Weighted average common shares and common
   equivalent shares outstanding..........................................         24,537         21,276         21,174
                                                                                 --------       --------       --------

The accompanying notes are an integral part of these statements.

32  VINTAGE PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

================================================================================


                                                           Common Stock
                                                         ------------------       Capital       Retained         Total
                                                         Shares      Amount            In       Earnings
                                                                                Excess of
                                                                                Par Value

IN THOUSANDS, EXCEPT PER
 SHARE AMOUNTS
Balance at December 31, 1993...........................  20,153        $101      $ 91,118       $ 52,173      $143,392
     Net income........................................      --          --            --         13,929        13,929
     Exercise of stock options
        and resulting tax effects......................      10          --            83             --            83
     Cash dividends declared ($.07 per share)..........      --          --            --         (1,411)       (1,411)
                                                        -------  ----------  ------------    -----------   -----------
Balance at December 31, 1994...........................  20,163         101        91,201         64,691       155,993
     Net income........................................      --          --            --         11,361        11,361
     Issuance of common stock..........................   2,803          14        55,190             --        55,204
     Exercise of warrants..............................     294           1         1,467             --         1,468
     Exercise of stock options
        and resulting tax effects......................     401           2         1,867             --         1,869
     Cash dividends declared ($.09 per share)..........      --          --            --         (1,935)       (1,935)
                                                        -------  ----------  ------------    -----------   -----------
Balance at December 31, 1995...........................  23,661         118       149,725         74,117       223,960
     Net income........................................      --          --            --         41,192        41,192
     Exercise of warrants..............................     306           2         1,530             --         1,532
     Exercise of stock options
        and resulting tax effects......................     102          --         1,066             --         1,066
     Cash dividends declared ($.11 per share)..........      --          --            --         (2,645)       (2,645)
                                                        -------  ----------  ------------    -----------   -----------
Balance at December 31, 1996...........................  24,069        $120      $152,321       $112,664      $265,105
                                                        =======  ==========  ============    ===========   ===========

The accompanying notes are an integral part of these statements.

                                                          1996 ANNUAL REPORT  33

CONSOLIDATED STATEMENTS OF CASH FLOWS

============================================================================================================================

FOR THE YEARS ENDED DECEMBER 31,                                                         1996           1995           1994

IN THOUSANDS
Cash Flows From Operating Activities:
Net income....................................................................       $ 41,192       $ 11,361      $  13,929
Adjustments to reconcile net income to cash provided by operating activities -
   Depreciation, depletion and amortization...................................         70,057         52,257         45,774
   Minority interest in income (loss) of subsidiary...........................            507           (800)             -
   Provision for deferred income taxes........................................         12,328          6,034          6,933
                                                                                  -----------    -----------   ------------
                                                                                      124,084         68,852         66,636

Decrease (increase) in receivables............................................        (24,614)       (11,836)         3,005
Increase (decrease) in payables and accrued liabilities.......................         14,619         (1,012)        (9,487)
Other.........................................................................          2,493         (1,805)        (1,484)
                                                                                  -----------    -----------   ------------
   Cash provided by operating activities......................................        116,582         54,199         58,670
                                                                                  -----------    -----------   ------------
Cash Flows From Investing Activities:
Additions to property, plant and equipment -
   Oil and gas properties.....................................................       (162,129)      (141,490)       (65,136)
   Gathering systems and other................................................         (1,430)        (3,256)        (1,832)
Proceeds from sales of oil and gas properties.................................          1,291            604            711
Purchase of companies, net of cash acquired...................................         (9,160)       (45,886)             -
Other.........................................................................         (3,233)         2,777         (4,411)
                                                                                  -----------    -----------   ------------
   Cash used by investing activities..........................................       (174,661)      (187,251)       (70,668)
                                                                                  -----------    -----------   ------------
Cash Flows From Financing Activities:
Sale of common stock..........................................................          2,528         51,191              -
Sale of 9% Senior Subordinated Notes Due 2005.................................              -        145,137              -
Advances on revolving credit facility and other borrowings....................        149,014        178,264         51,134
Payments on revolving credit facility and other borrowings....................        (90,720)      (237,679)       (37,959)
Dividends paid................................................................         (2,514)        (1,747)        (1,308)
                                                                                  -----------    -----------   ------------
   Cash provided by financing activities......................................         58,308        135,166         11,867
                                                                                  -----------    -----------   ------------
Net Increase (Decrease) In Cash...............................................            229          2,114           (131)
Cash And Cash Equivalents, beginning of year..................................          2,545            431            562
                                                                                  -----------    -----------   ------------
Cash And Cash Equivalents, end of year........................................       $  2,774       $  2,545      $     431
                                                                                  -----------    -----------   ------------


The accompanying notes are an integral part of these statements.

34  VINTAGE PETROLEUM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

[1] Business and Significant Accounting Policies

Consolidation
Vintage Petroleum, Inc. is an independent energy company with operations primarily in the exploration and production, gas marketing and gathering segments of the oil and gas industry. Approximately 95 percent of the Company's operations are within the exploration and production segment based on 1996 operating income. Its core areas of exploration and production operations include California, the Gulf Coast, East Texas and Mid-Continent areas of the United States, and the San Jorge Basin of Argentina. Argentina exploration and production operations commenced in 1995 as a result of the acquisitions discussed in Note 7.
   The consolidated financial statements include the accounts of Vintage Petroleum, Inc. and its wholly- and majority-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and Gas Properties
Oil and gas properties are accounted for using the full cost method which provides for the capitalization of all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. The Company capitalized $5.5 million, $4.4 million and $2.3 million of internal costs in 1996, 1995 and 1994, respectively. The unamortized capitalized costs of oil and gas properties, including estimated future development and abandonment costs, are amortized using the units-of-production method based on proved reserves on a country-by-country basis. The Company's unamortized costs of oil and gas properties are limited, on a country-by-country basis, to the sum of the future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the cost of any unproved properties. If the Company's unamortized costs in oil and gas properties exceed this ceiling amount, a provision for additional depreciation, depletion and amortization is required. At December 31, 1996, 1995 and 1994, the Company's cost of oil and gas properties by country did not exceed such ceiling amounts. Amortization per equivalent barrel of the Company's U.S. oil and gas properties was $3.78, $3.89 and $3.82 for the years ended December 31, 1996, 1995 and 1994, respectively. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for the years ended December 31, 1996 and 1995, was $4.12 and $4.28, respectively. The Company had no Argentina operations prior to 1995.

Revenue Recognition
Natural gas revenues are recorded using the sales method. Under this method, the Company recognizes revenues based on actual volumes of gas sold to purchasers. The Company and other joint interest owners may sell more or less than their entitlement share of the natural gas volumes produced. A liability is recorded and revenue is deferred if the Company's excess sales of natural gas volumes exceed its estimated remaining recoverable reserves.

Hedging Policy
The Company periodically uses hedges (swap agreements) to reduce the impact of oil and natural gas price fluctuations. Gains or losses on swap agreements are recognized as an adjustment to sales revenue when the related transactions being hedged are finalized. Gains or losses from swap agreements that do not qualify for accounting treatment as hedges are recognized currently as other income or expense. The cash flows from such agreements are included in operating activities in the consolidated statements of cash flows.

Depreciation
Depreciation of property, plant and equipment (other than oil and gas properties) is provided using both straight-line and accelerated methods based on estimated useful lives ranging from three to ten years.

Income Taxes
Deferred income taxes are provided on transactions which are recognized in different periods for financial and tax


                                                          1996 ANNUAL REPORT  35
reporting purposes. Such temporary differences arise primarily from the deduction of certain oil and gas exploration and development costs which are capitalized for financial reporting purposes and differences in the methods of depreciation.

Statements of Cash Flows
Cash equivalents consist of highly liquid money-market mutual funds and bank deposits with initial maturities of three months or less.
    During the years ended December 31, 1996, 1995 and 1994, the Company made cash payments for interest totaling $29.6 million, $21.6 million and $11.3 million, respectively, and cash payments for U.S. income taxes of $1.3 million, $0.5 million and $3.1 million, respectively. Cash payments of $0.1 million were made during 1996 for foreign tax withholdings. No cash payments were made during 1995 for foreign income taxes and the Company had no foreign operations prior to 1995.
   During 1995, the Company purchased a majority interest in Cadipsa (see
Note 7). The value of the non-cash consideration is not reflected in the Company's 1995 Consolidated Statement of Cash Flows. Such non-cash consideration consisted of $5.7 million of the Company's common stock, $3.2 million cash payable in 1996, and approximately $58.1 million of net liabilities and a $7.9 million minority interest added through consolidation of Cadipsa.
    In December 1995, the Company purchased certain oil and gas properties from Shell (see Note 7). Deferred payments valued at $5.1 million represent non-cash consideration and are not reflected in the Company's 1995 Consolidated Statement of Cash Flows.
    In November 1996, the Company agreed to acquire 100 percent of the outstanding common stock of Shamrock Ventures Boliviana Ltd. Acquisition costs of $35.1 million remained unpaid at December 31, 1996, and are reflected in the accompanying balance sheet as acquisition costs payable, a current liability. These unpaid acquisition costs are not reflected in the Company's 1996 Consolidated Statement of Cash Flows.

Earnings Per Share
Earnings per share are based on the weighted average common shares and common share equivalents outstanding, computed using the treasury stock method assuming the exercise of all common stock options and warrants (except where the effect is anti-dilutive).

General and Administrative Expense
The Company receives fees for operation of jointly-owned oil and gas properties and records such reimbursements as reductions of general and administrative expense. Such fees totaled approximately $2.3 million, $2.9 million and $2.3 million in 1996, 1995 and 1994, respectively.

Revenue Payable
Amounts payable to royalty and working interest owners resulting from sales of oil and gas from jointly-owned properties and from purchases of oil and gas by the Company's marketing and gathering segments are classified as revenue payable in the accompanying financial statements.

Accounts Receivable
The Company's oil and gas, gas marketing and gathering sales are to a variety of purchasers, including intrastate and interstate pipelines or their marketing affiliates, independent marketing companies and major oil companies. The Company's joint operations accounts receivable are from a large number of major and independent oil companies, partnerships, individuals and others who own interests in the properties operated by the Company.

[2] Long-Term Debt
Long-term debt at December 31, 1996 and 1995, consists of the following:
================================================================================

                                                           1996             1995

IN THOUSANDS
Revolving credit facility..........................    $200,800         $ 74,300
9% Senior Subordinated
  Notes Due 2005,
  less unamortized discount........................     149,633          149,592
Bank term loan.....................................           -           36,736
5.92% Senior note..................................           -            9,948
Subsidiary debt -
  International Finance
    Corporation notes..............................      25,986           28,000
Other subsidiary debt..............................       2,600            5,200
Bank of Boston senior note.........................           -           20,000
                                                      ---------        ---------
                                                        379,019          323,776
Less - Current portion of
  long-term debt...................................       6,629            7,930
                                                      ---------        ---------
                                                       $372,390         $315,846
                                                      ---------        ---------


36  VINTAGE PETROLEUM, INC.

   Subsidiary debt relates to borrowings of the Company's foreign subsidiaries, the recourse of which is solely to such subsidiaries, except for $8.4 million advanced by the International Finance Corporation which is guaranteed by the Company.
   Aggregate maturities of long-term debt for each of the years ending
December 31, 1997, through December 31, 2001, are $6.6 million, $4.0 million, $4.0 million, $71.0 million and $69.7 million, with $223.7 million thereafter.

Revolving Credit Facility
The Company has available an unsecured revolving credit facility under the Credit Agreement dated August 29, 1996, as amended (the "Credit Agreement"), between the Company and certain banks. The Credit Agreement establishes a borrowing base (currently $270 million) based on the banks' evaluation of the Company's U.S. and certain Argentina oil and gas reserves.
   Outstanding advances under the Company's revolving credit facility bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt and the portion of the borrowing base attributable to the U.S. reserves at the time. In addition, the Company must pay a commitment fee ranging from 0.25 to 0.375 percent per annum on the unused portion of the banks' commitment. Total outstanding advances at December 31, 1996, were $200.8 million at an average interest rate of approximately 6.7 percent.
   On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. and certain Argentina oil and gas reserves. If the sum of outstanding senior debt (excluding debt of the Company's foreign subsidiaries) exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding at October 1, 1999, will be payable in 12 equal consecutive quarterly installments commencing January 1, 2000, with maturity at October 1, 2002.
   The terms of the Credit Agreement impose certain restrictions on the Company regarding the pledging of assets and limitations on, among other things, additional indebtedness and the payment of dividends and other distributions. In addition, the Credit Agreement requires the maintenance of a minimum current ratio (as defined) and tangible net worth (as defined) of $200 million plus 75 percent of the net proceeds of any future equity offerings.

9% Senior Subordinated Notes
On December 20, 1995, the Company issued $150 million of its 9% Senior Subordinated Notes Due 2005 (the "9% Notes"). The 9% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2000. Upon a change in control (as defined) of the Company, holders of the 9% Notes may require the Company to repurchase all or a portion of the 9% Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The 9% Notes mature on December 15, 2005, with interest payable semiannually on June 15 and December 15 of each year.

   The 9% Notes are unsecured senior subordinated obligations of the Company, rank subordinate in right of payment to all senior indebtedness (as defined) and rank pari passu with the new 8 5/8% Notes (see below). The indenture for the 9% Notes contains limitations on, among other things, additional indebtedness and liens, the payment of dividends and other distributions, certain investments and transfers or sales of assets.

8 5/8% Senior Subordinated Notes
On February 5, 1997, the Company issued $100 million of its 8 5/8% Senior Subordinated Notes Due 2009 (the "8 5/8% Notes"). The 8 5/8% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2002. Upon a change in control (as defined) of the Company, holders of the 8 5/8% Notes may require the Company to repurchase all or a portion of the 8 5/8% Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The 8 5/8% Notes mature on February 1, 2009, with interest payable semiannually on February 1 and August 1 of each year.

The 8 5/8% Notes are unsecured senior subordinated obligations of the Company, rank subordinate in right of payment to all senior indebtedness (as defined) and rank pari passu with the 9% Notes. The indenture for the 8 5/8% Notes contains limitations similar to those contained in the indenture for the 9% Notes. The net proceeds

                                                        1996 ANNUAL REPORT    37
to the Company from the sale of the 8 5/8% Notes (approximately $96.4 million) and the concurrent sale of common stock (approximately $47.1 million--see Note
3) were used to repay approximately $143.5 million of the existing indebtedness under the Company's revolving credit facility.

[3] Capital Stock

Public Offerings and Other Issuances
On July 5, 1995, the Company issued 302,808 shares of common stock valued at $5.7 million as partial consideration to acquire a controlling interest in Cadipsa (see Note 7).
   On December 20, 1995, the Company completed a public offering of 2,793,700 shares of common stock, of which 2,500,000 shares were sold by the Company and 293,700 shares were sold by a stockholder. Net proceeds to the Company were approximately $49.5 million. The net proceeds were used to repay advances made under the revolving credit facility to fund the acquisition of a portion of the Astra/Shell Properties (see Note 7) and to finance a substantial portion of the acquisition of the remaining portion of the Astra/Shell Properties.
   A portion of a stock subscription warrant was exercised on December 20, 1995, for the purchase of 293,700 shares of the Company's common stock at an exercise price of $5.00 per share yielding net proceeds to the Company of approximately $1.5 million. The remaining portion of the stock subscription warrant was exercised on January 4, 1996, for the purchase of 306,300 shares of the Company's common stock at an exercise price of $5.00 per share yielding net proceeds to the Company of approximately $1.5 million. The Company had no stock subscription warrants outstanding as of December 31, 1996.
   On February 5, 1997, the Company completed a public offering of 1,500,000 shares of common stock, all of which were sold by the Company. Net proceeds to the Company of approximately $47.1 million were used to repay a portion of existing indebtedness under the Company's revolving credit facility.

Stock Plans
The Company has three fixed plans which reserve shares of common stock for issuance to key employees and non-management directors. The Company accounts for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Accordingly, no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:
================================================================================

                                                          1996           1995
IN THOUSANDS,
EXCEPT PER SHARE AMOUNTS
Net income - as reported.........................      $41,192        $11,361
Net income - pro forma...........................       40,781         11,320
Earnings per share - as reported.................         1.68            .53
Earnings per share - pro forma...................         1.66            .53

   The pro forma effect on net income for 1996 and 1995 may not be representative of the pro forma effect on net income in future years because SFAS No. 123 has not been applied to options granted prior to January 1, 1995.
   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for options granted in 1996 include a dividend yield of 0.4 percent, expected volatility of approximately 29.5 percent, a risk-free interest rate of approximately 6.2 percent, and expected lives of 4.2 years. The weighted average assumptions used for options granted in 1995 include a dividend yield of 0.4 percent, expected volatility of approximately 31.3 percent, a risk-free interest rate of approximately 5.9 percent, and expected lives of 4.2 years.
   Under the 1983 Stock Option Plan, as amended (the "1983 Plan"), incentive stock options were granted to key employees of the Company. Generally, options granted under the 1983 Plan are exercisable for a two to seven year period beginning three years from the date granted. As of December 31, 1996, all available options have been granted under the 1983 Plan.
   Under the 1990 Stock Plan, as amended (the "1990 Plan"), a total of up to 2,250,000 shares of common stock are available for issuance to key employees of the Company. The 1990 Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights, and (c) restricted stock. As of December 31, 1996, awards for a total of 778,000 shares of common stock remain available for grant under the 1990 Plan.
   The 1990 Plan is administered by the Compensation Committee appointed by the Board of Directors of the Company (the "Committee"). Subject to the terms of the

38  VINTAGE PETROLEUM, INC.

1990 Plan, the Committee has the authority to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards. Options granted pursuant to the 1990 Plan may, at the discretion of the Committee, be either incentive stock options or non-qualified stock options. The exercise price of incentive stock options may not be less than the fair market value of the common stock on the date of grant and the term of the option may not exceed 10 years. In the case of non-qualified stock options, the exercise price may not be less than 85 percent of the fair market value of the common stock on the date of grant. Any stock appreciation rights granted under the 1990 Plan will give the holder the right to receive cash in an amount equal to the difference between the fair market value of the share of common stock on the date of exercise and the exercise price. Restricted stock under the 1990 Plan will generally consist of shares which may not be disposed of by participants until certain restrictions established by the Committee lapse.
   Under the Non-Management Director Stock Option Plan (the "Director Plan"), 30,000 shares of common stock are available for issuance to the outside directors of the Company. Each outside director receives an initial option to purchase 5,000 shares of common stock during the director's first year of service to the Company. Annually thereafter, options to purchase 1,000 shares of common stock are to be granted to each outside director. Options granted pursuant to the Director Plan are non-qualified stock options with terms not to exceed 10 years and the option exercise price must equal the fair market value of the common stock on the date of grant. As of December 31, 1996, options for a total of 14,000 shares of common stock remain available for grant under the Director Plan.

The following is an analysis of all option activity under the 1983 Plan, the 1990 Plan and the Director Plan for 1996, 1995 and 1994:
================================================================================

                                                                      1996                       1995                      1994
                                                   -----------------------    -----------------------    ----------------------
                                                                 Wtd. Avg.                  Wtd. Avg.                 Wtd. Avg.
                                                                  Exercise                   Exercise                  Exercise
                                                       Shares        Price        Shares        Price        Shares       Price
                                                   -----------------------    -----------------------    ----------------------
Beginning stock options outstanding.............    1,133,102       $14.81     1,457,000       $11.64     1,193,000      $10.34
Stock options granted...........................      315,000        19.41        98,000        20.23       274,000       17.04
Stock options cancelled.........................       (2,000)       19.38       (20,000)       18.13             -           -
Stock options exercised.........................     (101,650)        9.88      (401,898)        4.47       (10,000)       4.89
Ending stock options outstanding................    1,344,452       $16.25     1,133,102       $14.81     1,457,000      $11.64
                                                   -----------------------    -----------------------    ----------------------
Ending stock options exercisable................      599,387       $13.86       341,796       $11.16       338,014      $ 4.74
                                                   -----------------------    -----------------------    ----------------------

Weighted average fair value of options granted..       $ 6.33                     $ 6.75
                                                       ------                     ------

   Of the 1,344,452 options outstanding at December 31, 1996: (a) 343,102 options have exercise prices between $3.39 and $11.88, with a weighted average exercise price of $9.58 and a weighted average contractual life of 5.4 years (319,406 of these options are exercisable at a weighted average price of $9.82);
(b) 1,001,350 options have exercise prices between $16.75 and $25.56, with a weighted average exercise price of $18.54 and a weighted average contractual life of 8.1 years (279,981 of these options are exercisable at a weighted average price of $18.48).
   All of the outstanding options are exercisable at various times in years 1997 through 2006. All incentive stock options and non-qualified options were granted at fair market value on the date of grant. As of December 31, 1996, no awards other than incentive and non-qualified stock options have been granted under the 1990 Plan. Generally, options granted under the 1990 Plan have a 10-year term and provide for vesting after three years.
   At December 31, 1996, a total of 2,136,452 shares of the Company's common stock are reserved for issuance pursuant to the 1983 Plan, the 1990 Plan and the Director Plan.

                                                           1996 ANNUAL REPORT 39

Preferred Stock
Preferred stock at December 31, 1996, consists of 5,000,000 authorized but unissued shares. Preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

[4] Commitments and Contingencies
Rent expense was $1.0 million, $0.8 million and $0.5 million for 1996, 1995 and 1994, respectively. The future minimum commitments under long-term noncancellable leases for office space are $0.8 million and $0.3 million for 1997 and 1998, respectively.
   The Company has $7.8 million in letters of credit outstanding at December 31, 1996. These letters of credit relate primarily to bonding requirements of various state regulatory agencies for oil and gas operations and various obligations for acquisition and exploration activities in South America.
   During 1995, the Company entered into an exploration contract on Block 19 in Ecuador for a term of four years. Under the terms of the contract, the Company is required to participate in the drilling of a minimum of two wells. The Company estimates its share of the costs to drill these wells to be approximately $4.5 million.
   The Company assumed a commitment related to an exploration program within the Chaco Block in Bolivia. The exploration program requires performance of 1,400 work units, which could include reprocessing of existing seismic, acquisition of new seismic and the drilling of exploratory wells. The entire obligation, however, can be fulfilled by the drilling of a 15,000 foot well. The Company estimates the cost of this well to be approximately $4.5 million and expects to fulfill the obligation by drilling such a well in the second half of 1997.
   On November 5, 1996, the Province of Santa Cruz, Argentina brought suit against Cadipsa in the Corte Suprema de Justicia de la Nacion (the Supreme Court of Justice of the Argentine Republic, Buenos Aires, Argentina), Dossier No. s-1451, seeking to recover approximately $10.6 million (which sum includes interest) allegedly due as additional royalties on four concessions granted in 1990 in which the Company currently owns a 100 percent working interest. The Company and its predecessors in title have been paying royalties at an eight percent rate; the Province of Santa Cruz claims the rate should be 12 percent. The amount of such claim will increase at the differential of these royalty rates until this claim is resolved. With respect to the 50 percent interest in the two concessions that the Company acquired from British Gas, plc, the Company believes that it is entitled to indemnification by British Gas, plc for any loss sustained by the Company as a result of this claim. Such indemnification equals approximately $4.0 million of the $10.6 million claim. The Company has no indemnification from its predecessors in title with respect to the payment of royalties on the other two concessions. Although the Company cannot predict the outcome of this litigation, based upon the advice of counsel, the Company does not expect this claim to have a material adverse impact on the Company's financial position or results of operations.
   The Company is a defendant in various other lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. In the opinion of management, none of the various other pending lawsuits and proceedings should have a material adverse impact on the Company's financial position or results of operations.

[5] Financial Instruments
Price Risk Management
The Company periodically uses hedges (swap agreements) to reduce the impact of oil and natural gas price fluctuations on its operating results and cash flows. These swap agreements typically entitle the Company to receive payments from (or require it to make payments to) the counterparties based upon the differential between a fixed price and a floating price based on a published index. The Company's hedging activities are conducted with major investment and commercial banks which the Company believes are minimal credit risks.
   At December 31, 1996, the Company was a party to oil price swap agreements for calendar 1997 covering 2.738 MMBbls at an average NYMEX reference price of $19.26

40  VINTAGE PETROLEUM, INC.

per Bbl. At December 31, 1995, the Company was a party to natural gas price swap agreements for the period January through March 1996 covering 3.64 Bcf at an average NYMEX reference price of $2.05 per Mcf.

Fair Value of Financial Instruments
The Company values financial instruments as required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The Company estimates the value of the 9% Notes based on quoted market prices. The Company estimates the value of its other long-term debt based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and remaining maturities. The estimated fair value of the Company's long-term debt at December 31, 1996 and 1995, was $383.9 million and $323.2 million, respectively, compared with a carrying value of $379.0 million and $323.8 million, respectively.
   The fair value of commodity swap agreements is the amount at which they could be settled, based on quoted market prices. At December 31, 1996 and 1995, the Company would have been required to pay approximately $9.2 million and $2.2 million, respectively, to terminate its swap agreements.
   The carrying value of other financial instruments approximates fair value because of the short maturity of those instruments.

[6] Income Taxes
Income before income taxes and minority interest is composed of the following:
================================================================================

                                                     1996       1995       1994
IN THOUSANDS
Domestic.....................................     $38,016    $15,536    $22,438
Foreign......................................      18,621        104          -
                                                ---------  ---------  ---------
                                                  $56,637    $15,640    $22,438
                                                ---------  ---------  ---------

The total provision for income taxes consists of the following:
================================================================================

                                                     1996       1995       1994
IN THOUSANDS
Current:
  Federal..................................       $ 2,360     $ (955)    $1,119
  State....................................           250          -        457
  Foreign..................................             -          -          -
                                                ---------   --------   --------
                                                    2,610       (955)     1,576
Deferred...................................        12,328      6,034      6,933
                                                ---------   --------   --------
                                                  $14,938     $5,079     $8,509
                                                ---------   --------   --------

A reconciliation of the federal statutory income tax rate to the effective rate is as follows:
================================================================================

                                                     1996       1995       1994
Statutory income
  tax rate....................................       35.0%      35.0%      35.0%
State income tax, less
  federal benefit.............................        3.9        3.9        3.9
Federal income
  tax credits.................................       (3.1)      (7.4)         -
Tax impact of foreign
  operations..................................       (8.2)       1.3          -
Other.........................................       (1.2)      (0.3)      (1.0)
                                                  -------    -------    -------
                                                     26.4%      32.5%      37.9%
                                                  -------    -------    -------

The components of the Company's net deferred tax liability as of December 31, 1996 and 1995, are as follows:
================================================================================

                                                           1996           1995
IN THOUSANDS
Deferred Tax Liabilities:
  Differences between book
    and tax basis of property....................      $ 62,735       $ 41,699
  Other..........................................           778              -
                                                      ---------      ---------
                                                         63,513         41,699
                                                      ---------      ---------
Deferred Tax Assets:
  Argentina net operating loss
    carryforwards................................        14,472         20,467
  Alternative minimum tax
    credit carryforward..........................         5,403          3,538
  Other..........................................           500            408
                                                      ---------      ---------
                                                         20,375         24,413
Valuation allowance..............................       (14,472)       (20,467)
                                                      ---------      ---------
                                                          5,903          3,946
                                                      ---------      ---------
Net deferred tax liability.......................      $ 57,610       $ 37,753
                                                      ---------      ---------

                                                         1996 ANNUAL REPORT  41

   Earnings of the Company's foreign subsidiaries, Cadipsa and Vintage Oil Argentina, Inc. (see Note 7), are subject to Argentina income taxes. Due to significant Argentina net operating loss carryforwards for both companies, the Company does not expect to pay any foreign income taxes related to these subsidiaries in 1997. No U.S. deferred tax liability will be recognized related to the unremitted earnings of these foreign subsidiaries, as it is the Company's intention, generally, to reinvest such earnings permanently.
   As of December 31, 1996, the Company has an alternative minimum tax ("AMT") credit carryforward of approximately $5.4 million. The AMT credit carryforward does not expire and is available to offset regular income taxes in future years, but only to the extent that regular income taxes exceed the AMT in such years.
   As of December 31, 1996, the Company has net operating loss carryforwards for Argentina income tax reporting purposes of approximately $44 million which can be used to offset taxable income in Argentina. These carryforwards expire beginning 1997 through 2001.

[7] Significant Acquisitions
In May 1995, the Company acquired certain U.S. oil and gas properties from Texaco Exploration and Production, Inc. for approximately $26.7 million cash (the "Texaco Acquisition").
   Through a series of transactions during the last six months of 1995, the Company purchased approximately 71.6 percent of the outstanding common stock of Cadipsa S.A. ("Cadipsa"), a publicly-traded Argentine oil and gas exploration and production company, for 302,808 shares of the Company's common stock (valued at $5.7 million) and $12.4 million cash (the "Cadipsa Acquisition"). Approximately $58.1 million of net liabilities and a $7.9 million minority interest result from the consolidation of Cadipsa as of the acquisition date. As of December 31, 1996, the Company owned 96.8 percent of the outstanding common stock of Cadipsa. Effective December 26, 1996, Cadipsa was delisted with the Argentina Stock Exchange and is no longer a publicly-traded company.
   On September 29, 1995, the Company purchased 100 percent of the outstanding common stock of BG Argentina, S.A. ("BG Argentina") from British Gas, plc for $37 million cash (the "BG Acquisition"). BG Argentina was subsequently renamed Vintage Oil Argentina, Inc.
   On November 3, 1995, the Company purchased a 35 percent interest in certain Argentina oil and gas properties (the "Astra/Shell Properties") from Astra Compania Argentina de Petroleo S.A. for $17.9 million cash. On December 28, 1995, the Company purchased the remaining 65 percent interest in the Astra/Shell Properties from Shell Compania Argentina de Petroleo S.A. for $32.8 million cash and deferred payments valued at $5.1 million.
   The Company accounted for the Cadipsa Acquisition and the BG Acquisition under the purchase method. The consolidated statements of income include the operating results of the above acquisitions since their acquisition date.
   The Company completed on December 20, 1995, a public offering of 2,793,700 shares of the Company's common stock (the "Common Stock Offering"), of which 2,500,000 shares were sold by the Company and 293,700 shares were sold by a certain stockholder (see Note 3). The net proceeds to the Company of approximately $49.5 million were used to fund a substantial portion of the purchase of the Astra/Shell Properties.
   The Company's unaudited pro forma revenues, net income and earnings per share for the years ended December 31, 1995 and 1994, presented below have been prepared assuming the Common Stock Offering, the Texaco Acquisition, the Cadipsa Acquisition, the BG Acquisition and the acquisition of the Astra/Shell Properties had been consummated as of January 1, 1994. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transactions occurred on such date.
================================================================================


                                                              1995          1994
Revenues (in thousands).............................      $244,921      $255,489
Net income (in thousands)...........................        18,712         9,059
Earnings per share..................................           .78           .37

[8] Segment Information
The Company operates in the oil and gas exploration and production industry in the United States and South America. Operations in the gathering and gas marketing industries are in the United States.

42  VINTAGE PETROLEUM, INC.

The following is industry segment data for the years ended December 31, 1996, 1995 and 1994:
================================================================================

                                                                                                 1996            1995         1994
IN THOUSANDS
Revenues:
Exploration and production -
   U.S............................................................................           $190,839        $146,819      $141,357
   Argentina......................................................................             67,529          13,435             -
Gas marketing.....................................................................             62,851          49,775        61,480
Gathering.........................................................................             34,917          22,289        17,630
Other income......................................................................                886           1,251         2,375
Elimination of intersegment sales.................................................            (45,340)        (38,772)      (37,190)
                                                                                         ------------      ----------    ----------
                                                                                             $311,682        $194,797      $185,652
                                                                                         ------------      ----------    ----------

Income Before Income Taxes And Minority Interest:
Exploration and production -
   U.S............................................................................           $ 70,382        $ 39,524      $ 38,234
   Argentina......................................................................             29,110           4,114             -
   Other international............................................................               (841)              -             -
Gas marketing.....................................................................              2,383           2,073         2,322
Gathering.........................................................................              2,186           1,568         1,058
Other income......................................................................                886           1,251         2,375
                                                                                         ------------      ----------    ----------
Operating income..................................................................            104,106          48,530        43,989
Corporate expenses................................................................            (17,360)        (12,712)       (9,549)
Interest expense..................................................................            (30,109)        (20,178)      (12,002)
                                                                                         ------------      ----------    ----------
                                                                                             $ 56,637        $ 15,640      $ 22,438
                                                                                         ------------      ----------    ----------

Identifiable Assets:
Exploration and production -
   U.S............................................................................           $499,439        $431,391      $386,824
   Argentina......................................................................            228,002         180,488             -
   Other international............................................................             44,473           1,269             -
Gas marketing.....................................................................              8,422           5,431         5,850
Gathering.........................................................................             10,249          11,084         8,918
Corporate.........................................................................             23,365          17,876         6,160
                                                                                         ------------     -----------    ----------
                                                                                             $813,950        $647,539      $407,752
                                                                                         ------------     -----------    ----------

Depreciation, Depletion And Amortization:
Exploration and production -
   U.S............................................................................           $ 49,466        $ 45,730      $ 43,831
   Argentina......................................................................             17,494           4,115             -
   Other international............................................................                841               -             -
Gathering.........................................................................              1,337           1,301         1,283
Corporate.........................................................................                919           1,111           660
                                                                                         ------------     -----------    ----------
                                                                                             $ 70,057        $ 52,257      $ 45,774
                                                                                         ------------     -----------    ----------

Capital Additions:
Exploration and production -
   U.S............................................................................           $113,037        $ 88,149      $ 65,136
   Argentina......................................................................             49,429         170,947             -
   Other international............................................................             40,866           1,269             -
Gathering ........................................................................                724             234           632
Corporate.........................................................................                706           3,023         1,200
                                                                                         ------------     -----------    ----------
                                                                                             $204,762        $263,622      $ 66,968
                                                                                         ------------     -----------    ----------

During 1996, 1995 and 1994, sales to one crude oil purchaser represented approximately 15 percent, 17 percent and 14 percent, respectively, of the Company's total revenues (exclusive of eliminations of intersegment sales and the impact of hedges).


                                                          1996 ANNUAL REPORT  43

[9] Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:
================================================================================


QUARTER ENDED                                                             March 31     June 30     Sept. 30     Dec. 31
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
1996
Revenues...............................................................    $71,340     $76,043      $75,952     $88,347
Operating income.......................................................     21,619      26,714       23,979      31,794
Net income.............................................................      7,174       9,796        9,827      14,395
Earnings per share.....................................................        .30         .40          .40         .58

1995
Revenues...............................................................    $41,042     $45,230      $50,101     $58,424
Operating income.......................................................      8,999      11,778       13,041      14,713
Net income.............................................................      1,608       3,244        2,724       3,786
Earnings per share.....................................................        .08         .15          .13         .17

[10] Supplementary Financial Information for Oil and Gas Producing Activities

Results of Operations from Oil and Gas
Producing Activities

The following sets forth certain information with respect to the Company's results of operations from oil and gas producing activities for the years ended December 31, 1996, 1995 and 1994. The Company began operations in Argentina through various acquisitions in the last two quarters of 1995 (see Note 7). Prior to 1995, all of the Company's oil and gas producing activities were located in the United States.

================================================================================

                                                                                                      1996
                                                                           -----------------------------------------------------
                                                                                                                Other
                                                                                 U.S.       Argentina   International      Total
                                                                           -----------------------------------------------------
IN THOUSANDS
Revenues...............................................................      $190,839         $67,529         $    -    $258,368
Production (lifting) costs.............................................        70,991          20,925              -      91,916
Depreciation, depletion and amortization...............................        49,466          17,494            841      67,801
                                                                           -----------------------------------------------------
Results of operations before income taxes..............................        70,382          29,110           (841)     98,651
Income tax expense.....................................................        25,197               -           (327)     24,870
                                                                           -----------------------------------------------------
Results of operations (excluding corporate overhead and interest costs)      $ 45,185         $29,110         $ (514)   $ 73,781
                                                                           -----------------------------------------------------

                                                                                                                1995        1994
                                                                           -----------------------------------------------------
                                                                                 U.S.       Argentina          Total       Total
                                                                           -----------------------------------------------------
IN THOUSANDS
Revenues...............................................................      $146,819         $13,435       $160,254    $141,357
Production (lifting) costs.............................................        61,565           5,206         66,771      59,292
Depreciation, depletion and amortization...............................        45,730           4,115         49,845      43,831
                                                                           -----------------------------------------------------
Results of operations before income taxes..............................        39,524           4,114         43,638      38,234
Income tax expense.....................................................        12,332               -         12,332      14,529
                                                                           -----------------------------------------------------
Results of operations (excluding corporate overhead and interest costs)      $ 27,192         $ 4,114       $ 31,306    $ 23,705
                                                                           -----------------------------------------------------

44  VINTAGE PETROLEUM, INC.

Capitalized Costs and Costs Incurred Relating to Oil and Gas Producing Activities The Company's net investment in oil and gas properties at December 31, 1996 and 1995, was as follows:
================================================================================

                                                                                                1996
                                                                     -----------------------------------------------------------
                                                                                                                Other
                                                                           U.S.   Argentina   Bolivia   International      Total
                                                                     -----------------------------------------------------------
IN THOUSANDS
Unproved properties not being amortized............................    $ 16,420    $      -   $     -          $5,087   $ 21,507
Proved properties being amortized..................................     685,692     220,376    37,048               -    943,116
                                                                     -----------------------------------------------------------
Total capitalized costs............................................     702,112     220,376    37,048           5,087    964,623
Less accumulated depreciation, depletion and amortization..........     240,059      21,609         -             841    262,509
                                                                     -----------------------------------------------------------
   Net capitalized costs...........................................    $462,053    $198,767   $37,048          $4,246   $702,114

                                                                                                      1995
                                                                                 -----------------------------------------------
                                                                                                                Other
                                                                                       U.S. Argentina   International      Total
                                                                                 -----------------------------------------------
IN THOUSANDS
Unproved properties not being amortized........................................    $  8,505  $      -         $ 1,269   $  9,774
Proved properties being amortized..............................................     581,861   170,947               -    752,808
                                                                                 -----------------------------------------------
Total capitalized costs........................................................     590,366   170,947           1,269    762,582
Less accumulated depreciation, depletion and amortization......................     190,593     4,115               -    194,708
                                                                                 -----------------------------------------------
   Net capitalized costs.......................................................    $399,773  $166,832         $ 1,269   $567,874
                                                                                 -----------------------------------------------

The following sets forth certain information with respect to costs incurred (exclusive of general support facilities) in the Company's oil and gas activities during 1996, 1995 and 1994:
================================================================================

                                                                                                1996
                                                                     -----------------------------------------------------------
                                                                                                                Other
                                                                           U.S.   Argentina   Bolivia   International      Total
                                                                     -----------------------------------------------------------
IN THOUSANDS
Acquisition:
   Undeveloped properties..........................................    $  9,868    $  2,080   $     -          $3,818   $ 15,766
   Producing properties............................................      50,480       3,754    37,048               -     91,282
Costs incurred:
   Exploratory.....................................................       6,502       1,383         -               -      7,885
   Development.....................................................      46,187      42,212         -               -     88,399
                                                                     -----------------------------------------------------------
     Total costs incurred..........................................    $113,037    $ 49,429   $37,048          $3,818   $203,332
                                                                     -----------------------------------------------------------

                                                                                                                 1995       1994
                                                                     -----------------------------------------------------------
                                                                                                     Other
                                                                           U.S.  Argentina   International      Total      Total
                                                                     -----------------------------------------------------------
IN THOUSANDS
Acquisition:
   Undeveloped properties..........................................    $  6,415   $      -        $  1,269   $  7,684   $  1,869
   Producing properties............................................      38,896    168,762               -    207,658     36,544
Costs incurred:
   Exploratory.....................................................       2,037          -               -      2,037      3,349
   Development.....................................................      40,801      2,185               -     42,986     23,374
                                                                     -----------------------------------------------------------
     Total costs incurred..........................................    $ 88,149   $170,947        $  1,269   $260,365   $ 65,136
                                                                     -----------------------------------------------------------

                                                          1996 ANNUAL REPORT  45

Estimated Quantities of Proved Oil and Gas
Reserves (Unaudited)
Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. The following is an analysis of the Company's proved oil and gas reserves which are located in the United States. Argentina and Bolivia (including its proportionate share of reserves of its limited partnerships and joint venture) as estimated by the Company's independent petroleum consultants, Netherland, Sewell & Associates, Inc.:

================================================================================

                                                       U.S.   Argentina                Bolivia                   Total
                                      --------------------------------------------------------------------------------
                                            Oil         Gas         Oil        Oil         Gas         Oil         Gas
                                        (MBbls)      (MMcf)     (MBbls)    (MBbls)      (MMcf)     (MBbls)      (MMcf)
                                      --------------------------------------------------------------------------------
Proved reserves at
   December 31, 1993................     63,277     273,142           -          -          -       63,277     273,142
Revisions of previous estimates.....      8,577       4,131           -          -          -        8,577       4,131
Extensions, discoveries and
   other additions..................          6       4,139           -          -          -            6       4,139
Production..........................     (6,657)    (28,884)          -          -          -       (6,657)    (28,884)
Purchase of reserves-in-place.......      5,645      29,655           -          -          -        5,645      29,655
Sales of reserves-in-place..........        (59)       (545)          -          -          -          (59)       (545)
                                      --------------------------------------------------------------------------------
Proved reserves at
   December 31, 1994................     70,789     281,638           -          -          -       70,789     281,638

Revisions of previous estimates.....      7,160      18,405       2,952          -          -       10,112      18,405
Extensions, discoveries
   and other additions..............        338       2,015           -          -          -          338       2,015
Production..........................     (6,647)    (30,610)       (961)         -          -       (7,608)    (30,610)
Purchase of reserves-in-place.......      8,840      39,486      65,653          -          -       74,493      39,486
Sales of reserves-in-place..........       (253)       (172)          -          -          -         (253)       (172)
                                      --------------------------------------------------------------------------------
Proved reserves at
   December 31, 1995................     80,227     310,762      67,644          -          -      147,871     310,762

Revisions of previous estimates.....     13,382      21,834      12,449          -          -       25,831      21,834
Extensions, discoveries
   and other additions..............        458       5,445         308          -          -          766       5,445
Production..........................     (7,694)    (32,366)     (4,245)         -          -      (11,939)    (32,366)
Purchase of reserves-in-place.......      8,095      20,787       2,849      4,953     57,758       15,897      78,545
Sales of reserves-in-place..........       (130)     (1,374)          -          -          -         (130)     (1,374)
                                      --------------------------------------------------------------------------------
Proved reserves at
   December 31, 1996................     94,338     325,088      79,005      4,953     57,758      178,296     382,846
                                      --------------------------------------------------------------------------------

Proved developed reserves at:
December 31, 1994...................     55,037     220,112           -          -          -       55,037     220,112
                                      --------------------------------------------------------------------------------
December 31, 1995...................     63,791     270,427      36,928          -          -      100,719     270,427
                                      --------------------------------------------------------------------------------
December 31, 1996...................     79,250     289,464      46,582      1,007     51,276      126,839     340,740
                                      --------------------------------------------------------------------------------

46  VINTAGE PETROLEUM, INC.

Standardized Measure of Discounted Future
Net Cash Flows Relating to Proved Oil and Gas
Reserves (Unaudited)

The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under SFAS No. 69. The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions which are not taken into account in calculating the Standardized Measure.

Under the Standardized Measure, future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production, development and abandonment costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis in the associated proved oil and gas properties. Tax credits and permanent differences were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a 10 percent annual discount rate to arrive at the Standardized Measure.

Set forth below is the Standardized Measure relating to proved oil and gas reserves at December 31, 1996 and 1995:
================================================================================

                                                                                              1996
                                                                         ----------------------------------------------
                                                                               U.S.   Argentina     Bolivia       Total
                                                                         ----------------------------------------------
IN THOUSANDS
Future cash inflows....................................................  $3,110,810  $1,743,483    $188,211  $5,042,504
Future production costs................................................   1,063,823     575,101      51,578   1,690,502
Future development and abandonment costs...............................     133,243     134,219      14,804     282,266
                                                                         ----------------------------------------------
Future net cash inflows before income tax expense......................   1,913,744   1,034,163     121,829   3,069,736
Future income tax expense..............................................     611,554     229,649      38,268     879,471
                                                                         ----------------------------------------------
Future net cash flows..................................................   1,302,190     804,514      83,561   2,190,265
10 percent annual discount for estimated timing of cash flows..........     484,288     285,896      27,240     797,424
                                                                         ----------------------------------------------
Standardized Measure of discounted future net cash flows...............  $  817,902  $  518,618    $ 56,321  $1,392,841
                                                                         ----------------------------------------------

                                                                                                   1995
                                                                                   ------------------------------------
                                                                                         U.S.     Argentina       Total
                                                                                   ------------------------------------
IN THOUSANDS
Future cash inflows.............................................................   $1,786,545    $1,083,551  $2,870,096
Future production costs.........................................................      751,312       409,734   1,161,046
Future development and abandonment costs........................................      118,784       119,916     238,700
                                                                                   ------------------------------------
Future net cash inflows before income tax expense...............................      916,449       553,901   1,470,350
Future income tax expense.......................................................      232,036        86,162     318,198
                                                                                   ------------------------------------
Future net cash flows...........................................................      684,413       467,739   1,152,152
10 percent annual discount for estimated timing of cash flows...................      224,078       191,528     415,606
                                                                                   ------------------------------------
Standardized Measure of discounted future net cash flows........................   $  460,335     $ 276,211  $  736,546
                                                                                   ------------------------------------

                                                          1996 ANNUAL REPORT  47

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

The following is an analysis of the changes in the Standardized Measure during 1996, 1995 and 1994:
================================================================================

                                                                     1996        1995        1994
IN THOUSANDS
Standardized Measure - Beginning of year...................... $  736,546    $385,721    $339,701
Increases (decreases) -
   Sales, net of production costs.............................   (166,452)    (93,483)    (82,065)
   Net change in sales price, net of production costs.........    644,367     131,697      54,864
   Discoveries and extensions, net of related future
     development and production costs.........................     20,085       4,585       4,724
   Changes in estimated future development costs..............    (69,433)    (31,210)    (17,276)
   Development costs incurred.................................     77,174      37,600      20,228
   Revisions of previous quantity estimates...................    251,736      59,319      34,428
   Accretion of discount......................................     88,411      44,699      35,078
   Net change in income taxes.................................   (248,427)    (86,296)    (50,189)
   Purchase of reserves-in-place..............................    149,900     311,449      47,718
   Sales of reserves-in-place.................................     (1,859)       (661)       (694)
   Timing of production of reserves and other.................    (89,207)    (26,874)       (796)
                                                               -----------  ----------  ----------
Standardized Measure - End of year............................ $1,392,841    $736,546    $385,721
                                                               -----------  ----------  ----------

[11] Subsequent Events

In February 1997, the Company reached an agreement with subsidiaries of Burlington Resources Inc. to purchase certain producing oil and gas properties and facilities located in the Gulf Coast of Texas and Louisiana for $114.1 million in cash, subject to closing adjustments. The effective date of the transaction is January 1, 1997, with closing scheduled for April 1, 1997, subject to board approvals by the Company and Burlington Resources Inc. and satisfaction of other normal conditions to closing.

On February 5, 1997, the Company issued $100 million of its 8 5/8% Senior Subordinated Notes Due 2009 (see Note 2) and completed a public offering of 1,500,000 shares of common stock (see Note 3). The net proceeds to the Company from the sale of the 8 5/8% Notes (approximately $96.4 million) and the concurrent sale of common stock (approximately $47.1 million) were used to repay approximately $143.5 million of existing indebtedness under the Company's revolving credit facility.


48  VINTAGE PETROLEUM, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Vintage Petroleum, Inc.:

We have audited the accompanying consolidated balance sheets of Vintage Petroleum, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vintage Petroleum, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Tulsa, Oklahoma                                             ARTHUR ANDERSEN LLP
February 19, 1997

                                                          1996 ANNUAL REPORT  49

                            STOCKHOLDER INFORMATION

Stock Price Information

The Company's common stock trades on the New York Stock Exchange.

     The table below reflects the high and low sales prices and dividends paid per share during each quarter of 1995 and 1996.

--------------------------------------------------------------------------------

Quarter Ended                   High            Low             Dividends
                                                                   Paid
March 31, 1995...............   $20             $16                $.02
June 30, 1995................    21-5/8          18-1/4             .02
September 30, 1995...........    21-3/4          17                 .02
December 31, 1995............    22-1/2          19-1/8             .025
March 31, 1996...............    22-1/2          19-1/8             .025
June 30, 1996................    26-3/4          19                 .025
September 30, 1996...........    29-7/8          22-3/8             .025
December 31, 1996............    34-3/4          28-3/4             .03

Dividend Policy

The Company began paying a quarterly dividend in the fourth quarter of 1992 and expects to continue paying a regular quarterly cash dividend.

Number of Stockholders

Substantially all of the Company's stockholders maintain their shares in "street name" accounts and are not, individually, stockholders of record. There were 82 stockholders of record at December 31, 1996.

                                                           1996 ANNUAL REPORT 51