Form 10-K, Exhibit 13
period 1997-12-31
VINTAGE PETROLEUM INC
filed 1998-03-30
CIK 809428

                                                                      EXHIBIT 13

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

SUMMARY FINANCIAL AND OPERATING DATA

--------------------------------------------------------------------------------------------------------------------------

Years Ended December 31                             1997            1996            1995           1994            1993
(In thousands, except per share
   amounts and operating data)

FINANCIAL DATA
INCOME STATEMENT DATA:
Oil and gas sales.........................  $    355,113     $   258,368      $  160,254    $   141,357     $   113,259
Gathering revenues........................        18,063          20,508          12,380         14,635           7,861
Gas marketing revenues....................        45,981          31,920          20,912         27,285          36,175
Total revenues............................       416,600         311,682         194,797        185,652         160,027
Operating expenses........................       172,676         138,438          95,121         96,549          85,205
Depreciation, depletion
     and amortization.....................        99,065          70,057          52,257         45,774          33,335
Interest..................................        36,762          30,109          20,178         12,002           6,943
Income before cumulative
     effect of accounting change..........        72,207          41,192          11,361         13,929          16,789
Net income................................        72,207          41,192          11,361         13,929          18,514
Earnings per share before
     effect of accounting change:
         Basic............................          1.41             .86             .27            .33             .42
         Diluted..........................          1.39             .85             .27            .33             .41
Earnings per share:
         Basic............................          1.41             .86             .27            .33             .47
         Diluted..........................          1.39             .85             .27            .33             .45
Dividends declared per share..............          .065           .0525           .0425          .0325           .0225
                                             -----------     -----------     -----------    -----------     -----------

BALANCE SHEET DATA (END OF YEAR):
Total assets..............................  $    990,055     $   813,950      $  647,539     $  407,752      $  384,461
Long-term debt, less current portion......       451,096         372,390         315,846        186,548         174,164
Stockholders' equity......................       383,530         265,105         223,960        155,993         143,392
                                             -----------     -----------     -----------    -----------     -----------

OPERATING DATA
PRODUCTION:
Oil (MBbls)...............................        15,457          11,939           7,608          6,657           4,785
Gas (MMcf)................................        42,691          32,366          30,610         28,884          22,504
                                             -----------     -----------     -----------    -----------     -----------
AVERAGE SALES PRICES:
Oil (per Bbl).............................  $      17.02     $     16.73      $    15.26     $    13.53     $     14.14
Gas (per Mcf).............................          2.16            1.81            1.46           1.78            2.03
                                             -----------     -----------     -----------    -----------     -----------
PROVED RESERVES (END OF YEAR):
Oil (MBbls)...............................       187,768         178,296         147,871         70,789          63,277
Gas (MMcf)................................       552,164         382,846         310,762        281,638         273,142
                                             -----------     -----------     -----------    -----------     -----------
Present value of estimated future
     net revenues before income taxes
     discounted at 10 percent
     (in thousands):
         Oil and gas properties...........   $ 1,222,560      $1,807,137      $  894,249    $   446,987      $  359,978
         Gathering systems................         5,940          10,364          10,641          9,215           8,105
Standardized measure of discounted
     future net cash flows
     (in thousands).......................     1,016,645       1,392,841         736,546        385,721         339,701
                                             ===========      ==========     ===========    ===========     ===========

Significant acquisitions of producing oil and gas properties during 1997, 1995 and 1993 affect the comparability between the Financial and Operating Data for the years presented above. Earnings per share and dividends declared per share amounts have been adjusted to give effect to the Company's two-for-one common stock split effected on October 7, 1997.

----------------------------
28 - Vintage Petroleum, Inc.

                                                                [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The Company's results of operations have been significantly affected by its success in acquiring oil and gas properties and its ability to maintain or increase production through its exploitation and exploration activities. Fluctuations in oil and gas prices have also significantly affected the Company's results. Principally through acquisitions, the Company has achieved significant increases in its oil and gas production. The following table reflects the Company's average oil and gas prices and its oil and gas production for the periods presented:


-----------------------------------------------------------------------------
Years Ended December 31                          1997       1996       1995

AVERAGE PRICES:

        Oil (per Bbl)
          U.S.................................  $17.23     $17.19     $15.44
          Argentina...........................   16.67      15.91      13.98
          Bolivia.............................   16.52         --         --
          Total...............................   17.02      16.73      15.26

        Gas (per Mcf)
          U.S.................................  $ 2.33     $ 1.81     $ 1.46
          Bolivia.............................    1.10         --         --
          Total...............................    2.16       1.81       1.46

PRODUCTION:

        Oil (MBbls)
          U.S.................................   9,692      7,694      6,647
          Argentina...........................   5,630      4,245        961
          Bolivia.............................     135         --         --
          Total...............................  15,457     11,939      7,608

        Gas (MMcf)
          U.S.................................  36,623     32,366     30,610
          Bolivia.............................   6,068         --         --
          Total...............................  42,691     32,366     30,610

        Total MBOE                              22,573     17,333    12,710


     Average U.S. oil prices received by the Company fluctuate generally with changes in the West Texas Intermediate ("WTI") posted prices for oil. The Company's Argentina oil production is sold at WTI spot prices less a specified differential. The Company experienced a two percent increase in its average oil price in 1997 compared to 1996. During 1997, the impact of Argentina oil hedges reduced the Company's overall average oil price 24 cents to $17.02 per Bbl and its average Argentina oil price was reduced 66 cents to $16.67 per Bbl. Approximately 49 percent of the 1997 Argentina oil production was covered by hedges. Oil hedges reduced the Company's overall 1996 average oil price $2.00 to $16.73 per Bbl. The Company's 1996 average U.S. oil price was reduced $1.47 to $17.19 per Bbl while its average Argentina oil price was reduced $2.96 to $15.91 per Bbl. Overall, average realized oil prices in 1996 exceeded 1995 by 10 percent. Before the impact of oil hedges, the Company's average realized oil prices for 1997, 1996 and 1995 were approximately 84 percent, 85 percent and 82 percent of the average NYMEX reference price, respectively.

     Average U.S. gas prices received by the Company fluctuate generally with changes in spot market prices for gas, which may vary significantly by region. The Company's Bolivia average gas price is tied to a long-term contract for which the price varies only with seasonal differential adjustments. The Company's average gas price for 1997 was 19 percent higher than 1996 while its 1996 average gas prices exceeded 1995 by 24 percent. Average realized gas prices for 1996 were negatively impacted by five cents per Mcf as a result of certain gas hedges that were in place for 40,000 Mcf of gas per day for the period January through March 1996.

     The Company has previously engaged in oil and gas hedging activities and intends to continue to consider various hedging arrangements to realize commodity prices which it
                                                         -----------------------
                                                         1997 Annual Report - 29

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

considers favorable.  Currently, there are no oil or gas hedges in place.

     Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow. However, the impact of changes in the market prices for oil and gas on the Company's average realized prices may be reduced from time to time based on the level of the Company's hedging activities. Based on 1997 oil production, a change in the average oil price realized by the Company of $1.00 per Bbl would result in a change in net income and cash flow before income taxes for the year of approximately $11.4 million and $15.0 million, respectively. A 10 cent per Mcf change in the average price realized by the Company for gas would result in a change in net income and cash flow before income taxes for the year of approximately $2.6 million and $4.1 million, respectively, based on 1997 gas production.

     The declines in oil and gas prices since year-end 1997 will adversely impact net income and cash flow, and may reduce the Standardized Measure at March 31, 1998, to the extent that a writedown of the Company's capitalized oil and gas costs may be required.

PERIOD TO PERIOD COMPARISONS

During 1995, 1996 and 1997, the Company made various acquisitions which significantly impacted the period to period comparisons. Acquisitions made during 1995 (the "1995 Acquisitions") include the purchase of certain oil and gas properties from Texaco Exploration and Production, Inc. ("Texaco") (the "Texaco Properties") in May 1995, the acquisition of a controlling interest in Cadipsa, S.A., an Argentina oil and gas exploration company which was publicly traded until September 26, 1996 ("Cadipsa"), in July 1995, the acquisition of Vintage Oil Argentina, Inc., formerly BG Argentina, S.A. ("Vintage Argentina"), in September 1995, and the acquisition of certain Argentina oil and gas properties from Astra Compania Argentina de Petroleo S.A. and Shell Compania Argentina de Petroleo S.A. (collectively, the "Astra/Shell Properties") in November 1995 and December 1995, respectively. Acquisitions made during 1996 (the "1996 Acquisitions") include the purchase of certain oil and gas properties and facilities from Exxon Company, U.S.A. in November 1996 and the acquisition of Vintage Petroleum Boliviana Ltd., formerly Shamrock Ventures (Boliviana) Ltd. ("Vintage Boliviana"), from affiliates of Diamond Shamrock, Inc. and Austrofueguina, S.A. in December 1996. In April 1997, the Company purchased certain oil and gas properties and facilities from subsidiaries of Burlington Resources Inc. (the "Burlington Properties").

     The Company's consolidated revenues and expenses for 1995, 1996 and 1997 include the consolidation of 100 percent of Cadipsa from the date of acquisition under the purchase method of accounting. The minority interest in income (loss) of subsidiary reflects the portion of Cadipsa's income (loss) attributable to the minority ownership for the years ended December 31, 1995, 1996 and 1997. Effective July 1, 1997, the operations of Cadipsa were merged into Vintage Argentina and Cadipsa became inactive and is awaiting governmental approval of formal dissolution.

Year Ended December 31, 1997, Compared to Year Ended
December 31, 1996

Net income was $72.2 million for the year ended December 31, 1997, up 75 percent from $41.2 million in 1996. Increases in the Company's oil and gas production of 30 percent on an equivalent barrel basis, an increase of 19 percent in natural gas prices, and an increase of two percent in oil prices are primarily responsible for the increase in net income. The production increases primarily relate to the acquisition of the Burlington Properties, exploitation activities in Argentina, exploration activities in the Galveston Bay area, and the 1996 Acquisitions.

     Oil and gas sales increased $96.7 million (37 percent), to $355.1 million for 1997 from $258.4 million for 1996. A 29 percent increase in oil production and a two percent increase in average oil prices combined to account for $63.3 million of the increase. A 32 percent increase in gas production and a 19 percent increase in average gas prices contributed to an additional $33.4 million increase.

     Other income (expense) decreased $3.5 million (389 percent), to an expense of $2.6 million for 1997 from income of $0.9 million for 1996, due primarily to a $5.5 million charge in 1997 related to an adverse judgement in a lawsuit involving the handling of proceeds received by the Company from a 1992 gas contract termination. The charge was partially offset by a $1.6 million gain recognized on the sale of a gas gathering system.

     Lease operating expenses, including production taxes, increased $22.4 million (24 percent), to $114.3 million for 1997 from $91.9 million for 1996. The increase in lease operating expenses is due primarily to costs associated with the Burlington Properties, the 1996 Acquisitions, and an increase in severance taxes due to higher oil and gas sales. Lease operating expenses per equivalent barrel produced decreased to $5.07 in 1997 from $5.30 for 1996.

     General and administrative expenses increased $2.1 million (13 percent), to $18.5 million for 1997 from $16.4 million for 1996, due primarily to the acquisition of Vintage Boliviana and the addition of personnel as a result of the acquisition of the Burlington Properties.

     Depreciation, depletion and amortization increased $29.0 million (41 percent), to $99.1 million for 1997 from $70.1 million for 1996, due primarily to the 30 percent increase in production on an equivalent barrel basis. Amortization per equivalent barrel of the Company's oil and gas properties increased to $4.27 in 1997 from $3.91 in 1996.

     Interest expense increased $6.7 million (22 percent), to $36.8 million for 1997 from $30.1 million for 1996, due primarily to a 29 percent increase in the Company's total average outstanding debt as a result of the acquisition of the

----------------------------
30 - Vintage Petroleum, Inc.

                                                                [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

Burlington Properties on April 1, 1997, and the acquisitions made late in 1996. The increase was partially offset by a decrease in the Company's overall average interest rate from 8.36 percent in 1996 to 8.01 percent in 1997.

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

CAPITAL EXPENDITURES

During 1997, the Company's domestic oil and gas capital expenditures totaled $201.2 million. Acquisitions of domestic producing oil and gas properties totaled $133.5 million, the largest being the April 1997 acquisition of the Burlington Properties for $102.7 million. Funds for these acquisitions were provided by advances under the Company's revolving credit facility. During 1997, the Company's international oil and gas capital expenditures of $67.5 million included $54.6 million in Argentina, primarily on exploitation and exploration activities.

     During 1996, the Company's domestic oil and gas capital expenditures totaled $113.7 million of which $50.5 million were for acquisitions of producing oil and gas properties. The largest of these acquisitions was approximately $28.5 million for producing oil and gas properties located in south Alabama acquired from Exxon Company, U.S.A. Funds for these acquisitions were provided by advances under the Company's revolving credit facility. The Company's 1996 international oil and gas capital expenditures of $90.3 million included approximately $49.4 million in Argentina, primarily for exploitation activities, and $37.0 million in Bolivia related to the acquisition of Vintage Boliviana. Funds for the purchase were provided by advances under the Company's revolving credit facility.

     The Company is committed to perform 17,728 work units within the next three years related to its concession rights in the Naranjillos field in Santa Cruz Province, Bolivia. The work unit commitment is guaranteed by the Company through an $88.6 million letter of credit; however, the Company anticipates that it will fulfill this three-year work unit commitment through approximately $45 to $50 million of various seismic and drilling capital expenditures. In addition, the Company is committed to perform 1,400 work units related to an exploration program within the Chaco Block in Bolivia. The entire obligation can be fulfilled by the drilling of one 15,000 foot well. The Company estimates the cost of this well to be approximately $4.5 million and expects to fulfill the obligation by drilling a well in 1998. Under the Company's exploration contract on Block 19 in Ecuador, the Company is required to participate in the drilling of one additional well. The Company expects to drill the well during 1998 at a cost of approximately $4.0 million.

     Except for the commitments discussed above, the timing of most of the Company's capital expenditures is discretionary with no material long-term capital expenditure commitments. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The Company primarily uses internally generated cash flow to fund capital expenditures other than significant acquisitions and anticipates that its cash flow, net of debt service obligations, will be sufficient to fund substantially all of its planned $185 million of non-acquisition capital expenditures during 1998. The Company's planned 1998 non-acquisition capital expenditure budget is currently allocated 65 percent to exploitation activities, including development and infill drilling, and approximately 35 percent to exploration activities. The Company does not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. The Company is actively pursuing additional acquisitions of oil and gas properties. In addition to internally generated cash flow and advances under its revolving credit facility, the Company may seek additional sources of capital to fund any future significant acquisitions (see "--Liquidity").

                                                         -----------------------
                                                         1997 Annual Report - 31

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

The Company's recent oil and gas capital expenditure history is as follows:

---------------------------------------------------------------------------------------------------
Years Ended December 31                                      1997            1996           1995
(In thousands)
Acquisition of oil and gas reserves ...............       $ 139,749       $  91,282       $ 207,658
Drilling ..........................................          71,069          33,482          21,343
Workovers and recompletions .......................          32,856          51,175          18,313
Acquisition of undeveloped acreage and seismic data          10,349          14,847           7,684
Acquisition and construction of gathering systems .           1,209             724             234
Other .............................................          13,460          12,546           5,367
                                                          ---------       ---------       ---------
     Total ........................................       $ 268,692       $ 204,056       $ 260,599
                                                          =========       =========       =========

LIQUIDITY

Internally generated cash flow and the borrowing capacity under its revolving credit facility are the Company's major sources of liquidity. In addition, the Company may use other sources of capital, including the issuance of additional debt securities or equity securities, to fund any major acquisitions it might secure in the future and to maintain its financial flexibility. The Company funds its capital expenditures (excluding acquisitions) and debt service requirements primarily through internally generated cash flows from operations. Any excess cash flow is used to reduce outstanding advances under the revolving credit facility.

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

     On February 5, 1997, the Company completed a public offering of 3,000,000 shares (after giving effect to the Company's two-for-one common stock split effected on October 7, 1997) of common stock, all of which were sold by the Company. Net proceeds to the Company of approximately $47 million were used to repay a portion of existing indebtedness under the revolving credit facility.

     Also on February 5, 1997, the Company issued $100 million of its 8 5/8% Senior Subordinated Notes Due 2009 (the "8 5/8% Notes"). Net proceeds to the Company of approximately $96 million were used to repay a portion of existing indebtedness under the revolving credit facility.

     The 8 5/8% Notes are redeemable at the option of the Company, in whole or part, at any time on or after February 1, 2002. The 8 5/8% Notes mature on February 1, 2009, with interest payable semiannually on February 1 and August 1 of each year.

     The 8 5/8% Notes and the Company's 9% Senior Subordinated Notes Due 2005, which were issued in 1995 (collectively, the "Notes"), are unsecured senior subordinated obligations of the Company, rank subordinate in right of payment to all senior indebtedness (as defined) and rank pari passu with each other. Upon a change in control (as defined therein) of the Company, holders of the Notes may require the Company to repurchase all or a portion of the Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The indentures for the Notes contain limitations on, among other things, additional indebtedness and liens, the payment of dividends and other distributions, certain investments and transfers or sales of assets.

     The Company's unsecured revolving credit facility under the Amended and Restated Credit Agreement dated December 8, 1997 (the "Credit Agreement"), establishes a borrowing base (currently $450 million) determined by the banks' evaluation of the Company's U.S. and Argentina oil and gas reserves.

     Outstanding advances under the Credit Agreement bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt to the borrowing base. As of February 19, 1998, the Company had elected a fixed rate based on LIBOR for a substantial portion of its outstanding advances, which resulted in an average interest rate of approximately 6.6 percent per annum. In addition, the Company must pay a commitment fee ranging from 0.25 to 0.375 percent per annum on the unused portion of the banks' commitment.

     On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. and Argentina oil and gas reserves. If the sum of outstanding senior debt exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding under the Credit Agreement at December 1, 2000, will be payable in 12 equal consecutive quarterly installments commencing March 1, 2001, with maturity at December 1, 2003.

     The unused portion of the Credit Agreement was approximately $127 million at February 19, 1998. The unused portion of the Credit Agreement and the Company's internally generated cash flow provide liquidity which may be used to finance future capital expenditures, including acquisitions. As additional U.S. and Argentina acquisitions are made and properties are added to the borrowing base, the banks'

----------------------------
32 - Vintage Petroleum, Inc.

                                                             [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

determination of the borrowing base and their commitments may be increased. Subsequent to the banks' most recent borrowing base determination, oil and gas prices have declined. The impact of these changes on the banks' next borrowing base determination is unknown at this time.

INFLATION

In recent years inflation has not had a significant impact on the Company's operations or financial condition.

INCOME TAXES

The total provision for U.S. income taxes is based on the Federal corporate statutory income tax rate plus an estimated average rate for state income taxes. The Company incurred a current provision for income taxes of approximately $5.2 million for 1997, $2.6 million for 1996, and a current benefit for income taxes of $1.0 million for 1995.

     The Company has a U.S. Federal alternative minimum tax ("AMT") credit carryforward of approximately $2.9 million which does not expire and is available to offset U.S. Federal regular income taxes in future years, but only to the extent that U.S. Federal regular income taxes exceed the AMT in such years.

     Earnings of the Company's foreign subsidiary, Vintage Boliviana, are subject to Bolivia income taxes. Earnings of the Company's foreign subsidiary, Vintage Argentina, are subject to Argentina income taxes. As of December 31, 1997, the Company had estimated net operating loss carryforwards of $26.5 million for Argentina income tax reporting purposes which can be used to offset future taxable income in Argentina. The carryforward amount includes certain Argentina net operating loss carryforwards which were acquired in a purchase business combination and are recorded at cost, which is less than the calculated value under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. These unrecorded net operating loss carryforwards will reduce the Company's foreign income tax provision for financial purposes in future years by approximately $4.5 million when their benefit is realized. No U.S. deferred tax liability will be recognized related to the unremitted earnings of these foreign subsidiaries as it is the Company's intention, generally, to reinvest such earnings permanently.

FOREIGN OPERATIONS

A majority of the Company's foreign operations are located in Argentina. The Company believes Argentina offers a relatively stable political environment and does not anticipate any significant change in the near future. The current democratic form of the government has been in place since 1983 and, since 1989, has pursued a steady process of privatization, deregulation and economic stabilization and reforms involving the reduction of inflation and public spending. Argentina's 12-month trailing inflation rate measured by the Argentine Consumer Price Index declined from 200.7 percent as of June 1991 to 0.3 percent as of December 1997.

     The Company believes that its Argentine operations present minimal currency risk. All of the Company's Argentine revenues are U.S. dollar based, while a large portion of its costs are denominated in Argentine pesos. The Argentina Central Bank is obligated by law to sell dollars at a rate of one Argentine peso to one U.S. dollar and has sought to prevent appreciation of the peso by buying dollars at rates of not less than 0.998 peso to one U.S. dollar. As a result, the Company believes that should any devaluation of the Argentine peso occur its revenues would be unaffected and its operating costs would not be significantly increased. At the present time, there are no foreign exchange controls preventing or restricting the conversion of Argentine pesos into dollars.

     With the purchase of Vintage Boliviana, the Company expanded its international operations into Bolivia. Since the mid-1980's, Bolivia has been undergoing major economic reform, including the establishment of a free-market economy and the encouragement of foreign private investment. Economic activities that had been reserved for government corporations were opened to foreign and domestic private investments. Barriers to international trade have been reduced and tariffs lowered. A new investment law and revised codes for mining and the petroleum industry, intended to attract foreign investment, have been introduced.

     On February 1, 1987, a new currency, the Boliviano ("Bs"), replaced the peso at the rate of one million pesos to one Boliviano. The exchange rate is set daily by the Government's exchange house, the Bolsin, which is under the supervision of the Bolivian central bank. Foreign exchange transactions are not subject to any controls. The US$:Bs exchange rate at December 31, 1997, was US$1:Bs 5.37. The Company believes that any currency risk associated with its Bolivian operations would not have a material impact on the Company's financial position or results of operations.

YEAR 2000

In the next two years, most large companies will face a potentially serious information systems problem because many software applications and operational programs written in the past may not properly recognize calendar dates beginning in the year 2000. This problem could force computers to either shut down or provide incorrect data or information. The Company began the process of identifying the changes required to its computer programs and hardware, in consultation with software and hardware providers, in early 1997. Software upgrades designed to correct the year 2000 problem are scheduled to be implemented in mid-1998. The Company does not anticipate the cost of these software and hardware changes to have a material adverse impact on its business, financial condition or results of operations.


                                                         -----------------------
                                                         1997 Annual Report - 33

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31                                                       1997      1996
(In thousands, except shares and per share amounts)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents ................................. $    5,797 $   2,774
Accounts receivable -
   Oil and gas sales ......................................     60,878    68,219
   Joint operations .......................................      6,358     4,445
Deferred income taxes .....................................      4,206        --
Prepaids and other current assets .........................     12,443     9,252
                                                            ---------- ---------
       Total current assets ...............................     89,682    84,690
                                                            ---------- ---------
PROPERTY, PLANT AND EQUIPMENT, at cost:
Oil and gas properties, full cost method ..................  1,230,288   964,623
Oil and gas gathering systems .............................     12,943    13,489
Other .....................................................      8,420     8,439
                                                            ---------- ---------
                                                             1,251,651   986,551
Less accumulated depreciation, depletion and amortization..    370,103   275,392
                                                            ---------- ---------
                                                               881,548   711,159
                                                            ---------- ---------

OTHER ASSETS, net .........................................     18,825    18,101
                                                            ---------- ---------
                                                            $  990,055 $ 813,950
                                                            ========== =========
LIABILITIES  AND  STOCKHOLDERS'  EQUITY

CURRENT  LIABILITIES:
Revenue payable ........................................... $   27,085 $  24,746
Accounts payable - trade ..................................     21,088    20,355
Other payables and accrued liabilities ....................     31,504    26,595
Current portion of long-term debt .........................         --     6,629
Acquisition costs payable .................................         --    35,051
                                                            ---------- ---------
      Total current liabilities ...........................     79,677   113,376
                                                            ---------- ---------

LONG-TERM DEBT, less current portion above ................    451,096   372,390
                                                            ---------- ---------

DEFERRED INCOME TAXES .....................................     71,797    57,610
                                                            ---------- ---------

OTHER LONG-TERM LIABILITIES ...............................      3,955     5,469
                                                            ---------- ---------
COMMITMENTS AND CONTINGENCIES (NOTE 4)

STOCKHOLDERS' EQUITY, per accompanying statements:
Preferred stock, $.01 par, 5,000,000 shares authorized,
    zero shares issued and outstanding ....................         --        --
Common stock, $.005 par, 80,000,000 shares authorized,
     51,558,886 and 48,138,224 shares issued and
     outstanding ..........................................        258       241
Capital in excess of par value ............................    202,008   152,200
Retained earnings .........................................    181,264   112,664
                                                            ---------- ---------
                                                               383,530   265,105
                                                            ---------- ---------
                                                            $  990,055 $ 813,950
                                                            ========== =========



The accompanying notes are an integral part of these statements.


---------------------------
34 - Vintage Petroleum, Inc.

                                                                [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

CONSOLIDATED STATEMENTS OF INCOME


For the Years Ended December 31                              1997              1996              1995
(In thousands, except per share amounts)

REVENUES:
Oil and gas sales ..............................        $   355,113       $   258,368       $   160,254
Oil and gas gathering ..........................             18,063            20,508            12,380
Gas marketing ..................................             45,981            31,920            20,912
Other income (expense) .........................             (2,557)              886             1,251
                                                        -----------       -----------       -----------
                                                            416,600           311,682           194,797
                                                        -----------       -----------       -----------

COSTS AND EXPENSES:
Lease operating, including production taxes ....            114,346            91,916            66,771
Oil and gas gathering ..........................             14,932            16,985             9,511
Gas marketing ..................................             43,398            29,537            18,839
General and administrative .....................             18,541            16,441            11,601
Depreciation, depletion and amortization .......             99,065            70,057            52,257
Interest .......................................             36,762            30,109            20,178
                                                        -----------       -----------       -----------
                                                            327,044           255,045           179,157
                                                        -----------       -----------       -----------
Income before income taxes and minority interest             89,556            56,637            15,640

PROVISION FOR INCOME TAXES:
Current ........................................              5,235             2,610              (955)
Deferred .......................................             11,911            12,328             6,034

MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARY               (203)             (507)              800
                                                        -----------       -----------       -----------

Net Income .....................................        $    72,207       $    41,192       $    11,361
                                                        ===========       ===========       ===========
EARNINGS PER SHARE:
Basic ..........................................        $     1 .41       $       .86       $       .27
                                                        ===========       ===========       ===========

Diluted ........................................        $     1 .39       $       .85       $       .27
                                                        ===========       ===========       ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic ..........................................             51,178            48,090            41,555
                                                        ===========       ===========       ===========
Diluted ........................................             52,026            48,654            42,081
                                                        ===========       ===========       ===========


The accompanying notes are an integral part of these statements.


                                                        -----------------------
                                                        1997 Annual Report - 35

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                Capital
                                                                              In Excess
                                                             Common Stock        of Par      Retained
                                                     Shares        Amount         Value      Earnings         Total
(In thousands, except per share amounts)

Balance at December 31, 1994 ................        40,326     $     202     $  91,100     $  64,691     $ 155,993
   Net income ...............................            --            --            --        11,361        11,361
   Issuance of common stock .................         5,606            28        55,176            --        55,204
   Exercise of warrants .....................           588             3         1,465            --         1,468
   Exercise of stock options and
    resulting tax effects ...................           802             4         1,865            --         1,869
   Cash dividends declared ($.0425 per share)            --            --            --        (1,935)       (1,935)
                                                   --------     ---------     ---------     ---------     ---------

Balance at December 31, 1995 ................        47,322           237       149,606        74,117       223,960
   Net income ...............................            --            --            --        41,192        41,192
   Exercise of warrants .....................           612             3         1,529            --         1,532
   Exercise of stock options and
    resulting tax effects ...................           204             1         1,065            --         1,066
   Cash dividends declared ($.0525 per share)            --            --            --        (2,645)       (2,645)
                                                   --------     ---------     ---------     ---------     ---------

Balance at December 31, 1996 ................        48,138           241       152,200       112,664       265,105
   Net income ...............................            --            --            --        72,207        72,207
   Issuance of common stock .................         3,000            15        46,978            --        46,993
   Exercise of stock options and
    resulting tax effects ...................           421             2         2,830            --         2,832
   Cash dividends declared ($.0650 per share)            --            --            --        (3,607)       (3,607)
                                                   --------     ---------     ---------     ---------     ---------

Balance at December 31, 1997 ................        51,559     $     258     $ 202,008     $ 181,264     $ 383,530
                                                   ========     =========     =========     =========     =========

The accompanying notes are an integral part of these statements.

---------------------------
36 - Vintage Petroleum, Inc.

                                                            [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the Years Ended December 31                                       1997          1996          1995
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...............................................       $   72,207    $   41,192      $  11,361
Adjustments to reconcile net income to cash
    provided by operating activities -
       Depreciation, depletion and amortization ..........           99,065        70,057         52,257
       Minority interest in income (loss) of subsidiary...              203           507           (800)
       Provision for deferred income taxes ...............           11,911        12,328          6,034
                                                                 ----------    ----------      ---------
                                                                    183,386       124,084         68,852

Decrease (increase) in receivables .......................            5,428       (24,614)       (11,836)
Increase (decrease) in payables and accrued liabilities ..            7,187        14,619         (1,012)
Other ....................................................             (569)        2,493         (1,805)
                                                                 ----------    ----------      ---------
    Cash provided by operating activities ................          195,432       116,582         54,199
                                                                 ----------    ----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment -
    Oil and gas properties ...............................         (266,105)     (162,129)      (141,490)
    Gathering systems and other ..........................           (2,275)       (1,430)        (3,256)
Proceeds from sales of oil and gas properties ............              360         1,291            604
Purchase of companies, net of cash acquired ..............          (38,788)       (9,160)       (45,886)
Other ....................................................           (2,670)       (3,233)         2,777
                                                                 ----------    ----------      ---------
    Cash used by investing activities ....................         (309,478)     (174,661)      (187,251)
                                                                 ----------    ----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of common stock .....................................           47,910         2,528         51,191
Sale of 8 5/8% Senior Subordinated Notes Due 2009 ........           96,270            --             --
Sale of 9% Senior Subordinated Notes Due 2005 ............               --            --        145,137
Advances on revolving credit facility and other borrowings          192,521       149,014        178,264
Payments on revolving credit facility and other borrowings         (216,335)      (90,720)      (237,679)

Dividends paid ...........................................           (3,297)       (2,514)        (1,747)
                                                                 ----------    ----------      ---------
    Cash provided by financing activities ................          117,069        58,308        135,166
                                                                 ----------    ----------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS ................            3,023           229          2,114

CASH AND CASH EQUIVALENTS, beginning of year .............            2,774         2,545            431
                                                                 ----------    ----------      ---------
CASH AND CASH EQUIVALENTS, end of year ...................       $    5,797    $    2,774      $   2,545
                                                                 ==========    ==========      =========


The accompanying notes are an integral part of these statements.


                                                         -----------------------
                                                         1997 Annual Report - 37

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

For the Years Ended December 31, 1997, 1996 and 1995

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

Vintage Petroleum, Inc. is an independent energy company with operations primarily in the exploration and production, gas marketing and gathering segments of the oil and gas industry. Approximately 99 percent of the Company's operations are within the exploration and production segment based on 1997 operating income. Its core areas of exploration and production operations include the West Coast, Gulf Coast, East Texas and Mid-Continent areas of the United States, the San Jorge Basin of Argentina and, beginning in 1997, the Chaco Basin in Bolivia. Argentina exploration and production operations commenced in 1995 as a result of the acquisitions discussed in Note 7.

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

OIL AND GAS PROPERTIES

Oil and gas properties are accounted for using the full cost method which provides for the capitalization of all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. The Company capitalized $5.5 million, $5.5 million and $4.4 million of internal costs in 1997, 1996 and 1995, respectively. The unamortized capitalized costs of oil and gas properties, including estimated future development and abandonment costs, are amortized using the units-of-production method based on proved reserves on a country-by-country basis. The Company's unamortized costs of oil and gas properties are limited, on a country-by-country basis, to the sum of the future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the cost of any unproved properties. If the Company's unamortized costs in oil and gas properties exceed this ceiling amount, a provision for additional depreciation, depletion and amortization is required. At December 31, 1997, 1996 and 1995, the Company's cost of oil and gas properties by country did not exceed such ceiling amounts. Amortization per equivalent barrel of the Company's U.S. oil and gas properties was $4.27, $3.78 and $3.89 for the years ended December 31, 1997, 1996 and 1995, respectively. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for the years ended December 31, 1997, 1996 and 1995 was $4.37, $4.12 and $4.28, respectively. Amortization per equivalent barrel of the Company's Bolivia oil and gas properties for the year ended December 31, 1997 was $3.30. The Company had no Bolivia operations prior to 1997.

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

INCOME TAXES

Deferred income taxes are provided on transactions which are recognized in different periods for financial and tax reporting purposes. Such temporary differences arise primarily from the deduction of certain oil and gas exploration and development costs which are capitalized for financial reporting purposes and differences in the methods of depreciation.

STATEMENTS OF CASH FLOWS

Cash equivalents consist of highly liquid money-market mutual funds and bank deposits with initial maturities of three months or less.

     During the years ended December 31, 1997, 1996 and 1995, the Company made cash payments for interest totaling $33.2 million, $29.6 million and $21.6 million, respectively, and cash payments for U.S. income taxes of $5.3 million,


----------------------------
38 - Vintage Petroleum, Inc.

                                                               [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

$1.3 million and $0.5 million, respectively. Cash payments of $0.1 million were made during 1996 for foreign tax withholdings. No cash payments were made during 1997 or 1995 for foreign income taxes.

     During 1995, the Company purchased a majority interest in Cadipsa (see Note
7). The value of the non-cash consideration is not reflected in the Company's 1995 Consolidated Statement of Cash Flows. Such non-cash consideration consisted of $5.7 million of the Company's common stock, $3.2 million cash paid in 1996, and approximately $58.1 million of net liabilities and a $7.9 million minority interest added through consolidation of Cadipsa.

     In December 1995, the Company purchased certain oil and gas properties from Shell (see Note 7). Deferred payments valued at $5.1 million represent non-cash consideration and are not reflected in the Company's 1995 Consolidated Statement of Cash Flows.

     In November 1996, the Company agreed to acquire 100 percent of the outstanding common stock of Shamrock Ventures (Boliviana) Ltd. (subsequently renamed Vintage Petroleum Boliviana Ltd.). Acquisition costs of $35.1 million were unpaid at December 31, 1996, and are reflected in the accompanying balance sheet as of such date as acquisition costs payable. These acquisition costs were paid in 1997 and are reflected in the Company's 1997 Consolidated Statement of Cash Flows.

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("SFAS No. 128"), establishing new standards for computing and presenting earnings per share. The provisions of SFAS No. 128 are effective for earnings per share calculations for periods ending after December 15, 1997. The Company has adopted SFAS No. 128 effective December 31, 1997, and all earnings per share amounts disclosed herein have been calculated under the provisions of SFAS No. 128. The adoption of SFAS No. 128 did not have a material effect on previously reported earnings per share or on 1997 earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were computed assuming the exercise of all dilutive options, as determined by applying the treasury stock method.

GENERAL AND ADMINISTRATIVE EXPENSE

The Company receives fees for operation of jointly-owned oil and gas properties and records such reimbursements as reductions of general and administrative expense. Such fees totaled approximately $3.4 million, $2.3 million and $2.9 million in 1997, 1996 and 1995, respectively.

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

2.   LONG-TERM DEBT

Long-term debt at December 31, 1997 and 1996, consists of the following:

--------------------------------------------------------------------------------
                                                           1997            1996
(In thousands)
Revolving credit facility............................ $ 202,200       $ 200,800
Senior subordinated notes-
  9% Notes due 2005,
    less unamortized discount........................   149,674         149,633
  8 5/8% Notes due 2009,
    less unamortized discount........................    99,222              --
Subsidiary debt -
  International Finance
    Corporation notes................................        --          25,986
  Other subsidiary debt..............................        --           2,600
                                                      ---------       ---------
                                                        451,096         379,019

Less - Current portion of
  long-term debt.....................................        --           6,629
                                                      ---------       ---------
                                                      $ 451,096       $ 372,390
                                                      =========       =========

     The Company has no long-term debt maturities prior to March 1, 2001. Aggregate maturities of long-term debt for each of the years ending December 31, 2001, through December 31, 2003, are $67.4 million, $67.4 million and $67.4 million, with $248.9 million thereafter. The Company had $4.9 million and $2.3 million of accrued interest payable related to its long-term debt at December 31, 1997 and 1996, respectively, included in other payables and accrued liabilities.

                                                         -----------------------
                                                         1997 Annual Report - 39

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

REVOLVING CREDIT FACILITY

The Company has available an unsecured revolving credit facility under the Amended and Restated Credit Agreement dated December 8, 1997, (the "Credit Agreement"), between the Company and certain banks. The Credit Agreement establishes a borrowing base (currently $450 million) based on the banks' evaluation of the Company's U.S. and Argentina oil and gas reserves.

     Outstanding advances under the Credit Agreement bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt to the borrowing base. In addition, the Company must pay a commitment fee ranging from 0.25 to 0.375 percent per annum on the unused portion of the banks' commitment. Total outstanding advances at December 31, 1997, were $202.2 million at an average interest rate of approximately 6.8 percent.

     On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. and Argentina oil and gas reserves. Subsequent to the banks' most recent borrowing base determination, oil and gas prices have declined. The impact of these changes on the banks' next borrowing base determination is unknown at this time. If the sum of outstanding senior debt exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding at December 1, 2000, will be payable in 12 equal consecutive quarterly installments commencing March 1, 2001, with maturity at December 1, 2003.

     The terms of the Credit Agreement impose certain restrictions on the Company regarding the pledging of assets and limitations on additional indebtedness. In addition, the Credit Agreement requires the maintenance of a minimum current ratio (as defined) and tangible net worth (as defined) of $275 million plus 75 percent of the net proceeds of any future equity offerings.

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

     The 9% Notes and 8 5/8% Notes (collectively, the "Notes") are unsecured senior subordinated obligations of the Company, rank subordinate in right of payment to all senior indebtedness (as defined) and rank pari passu with each other. Upon a change in control (as defined) of the Company, holders of the Notes may require the Company to repurchase all or a portion of the Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The indentures for the Notes contain limitations on, among other things, additional indebtedness and liens, the payment of dividends and other distributions, certain investments and transfers or sales of assets.

3.   CAPITAL STOCK

On May 13, 1997, the Company's stockholders approved an increase in the number of authorized shares of common stock, $.005 per value per share, from 40 million to 80 million.

     On September 12, 1997, the Company's Board of Directors approved a two-for-one stock split of its common stock effective October 7, 1997, to stockholders of record on September 26, 1997. All references to the number of shares and per share amounts in the financial statements and notes thereto have been restated to reflect the stock split.

PUBLIC OFFERINGS AND OTHER ISSUANCES

On July 5, 1995, the Company issued 605,616 shares of common stock valued at $5.7 million as partial consideration to acquire a controlling interest in Cadipsa (see Note 7).

     On December 20, 1995, the Company completed a public offering of 5,587,400 shares of common stock, of which 5,000,000 shares were sold by the Company and 587,400 shares were sold by a stockholder. Net proceeds to the Company were approximately $49.5 million. The net proceeds were used to repay advances made under the revolving credit facility to fund the acquisition of a portion of the Astra/Shell Properties (see Note 7) and to finance a substantial portion of the acquisition of the remaining portion of the Astra/Shell Properties.

     A portion of a stock subscription warrant was exercised on December 20, 1995, for the purchase of 587,400 shares of the Company's common stock at an exercise price of $2.50 per share yielding net proceeds to the Company of approximately $1.5 million. The remaining portion of the stock subscription warrant was exercised on January 4, 1996, for the purchase of 612,600 shares of the Company's common stock at an exercise price of $2.50 per share yielding net proceeds to the Company of approximately $1.5 million. The Company had no stock subscription warrants outstanding as of December 31, 1997.

     On February 5, 1997, the Company completed a public offering of 3,000,000 shares of common stock, all of which were sold by the Company. Net proceeds to the Company of approximately $47 million were used to repay a portion of existing indebtedness under the Company's revolving credit facility.

----------------------------
40 - Vintage Petroleum, Inc.

                                                               [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

STOCK PLANS

The Company has three fixed plans which reserve shares of common stock for issuance to key employees and non-management directors. The Company accounts for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Accordingly, no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:
--------------------------------------------------------------------------------

                                            1997           1996           1995
(In thousands,
except per share amounts)

Net income - as reported ..........   $   72,207     $   41,192     $   11,361
Net income - pro forma   ..........       71,258         40,781         11,320

Earnings per share - as reported:
     Basic ........................         1.41            .86            .27
     Diluted ......................         1.39            .85            .27

Earnings per share - pro forma:
     Basic ........................         1.39            .85            .27
     Diluted ......................         1.37            .84            .27

     The pro forma effect on net income for 1997, 1996 and 1995 may not be representative of the pro forma effect on net income in future years because SFAS No. 123 has not been applied to options granted prior to January 1, 1995.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for options granted in 1997 include a dividend yield of 0.4 percent, expected volatility of approximately 28.9 percent, a risk-free interest rate of approximately 6.3 percent, and expected lives of 4.2 years. The weighted average assumptions used for options granted in 1996 include a dividend yield of 0.4 percent, expected volatility of approximately 29.5 percent, a risk-free interest rate of approximately 6.2 percent, and expected lives of 4.2 years. The weighted average assumptions used for options granted in 1995 include a dividend yield of
0.4 percent, expected volatility of approximately 31.3 percent, a risk-free interest rate of approximately 5.9 percent, and expected lives of 4.2 years.

     Under the 1983 Stock Option Plan, as amended (the "1983 Plan"), incentive stock options were granted to key employees of the Company. Generally, options granted under the 1983 Plan were exercisable for a two to seven year period beginning three years from the date granted. As of December 31, 1997, all available options have been granted and exercised under the 1983 Plan.

     Under the 1990 Stock Plan, as amended (the "1990 Plan"), a total of up to 4,500,000 shares of common stock are available for issuance to key employees of the Company. The 1990 Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights, and (c) restricted stock. As of December 31, 1997, awards for a total of 750,000 shares of common stock remain available for grant under the 1990 Plan.

     The 1990 Plan is administered by the Board of Directors of the Company (the "Board"). Subject to the terms of the 1990 Plan, the Board has the authority to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards. Options granted pursuant to the 1990 Plan may, at the discretion of the Board, be either incentive stock options or non-qualified stock options. The exercise price of incentive stock options may not be less than the fair market value of the common stock on the date of grant and the term of the option may not exceed 10 years. In the case of non-qualified stock options, the exercise price may not be less than 85 percent of the fair market value of the common stock on the date of grant. Any stock appreciation rights granted under the 1990 Plan will give the holder the right to receive cash in an amount equal to the difference between the fair market value of the share of common stock on the date of exercise and the exercise price. Restricted stock under the 1990 Plan will generally consist of shares which may not be disposed of by participants until certain restrictions established by the Board lapse.

     Under the Non-Management Director Stock Option Plan (the "Director Plan"), 60,000 shares of common stock are available for issuance to the outside directors of the Company. Each outside director receives an initial option to purchase 5,000 shares of common stock during the director's first year of service to the Company. Annually thereafter, options to purchase 1,000 shares of common stock are to be granted to each outside director. Options granted pursuant to the Director Plan are non-qualified stock options with terms not to exceed 10 years and the option exercise price must equal the fair market value of the common stock on the date of grant. As of December 31, 1997, options for a total of 24,000 shares of common stock remain available for grant under the Director Plan.

                                                         -----------------------
                                                         1997 Annual Report - 41

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

The following is an analysis of all option activity under the 1983 Plan, the 1990 Plan and the Director Plan for 1997, 1996 and 1995:
--------------------------------------------------------------------------------

                                                               1997                     1996                      1995

                                                                  Wtd. Avg.                 Wtd. Avg.                  Wtd. Avg.
                                                                   Exercise                  Exercise                   Exercise
                                                       Shares         Price        Shares       Price       Shares         Price
Beginning stock options outstanding...............  2,688,904     $    8.13     2,266,204    $   7.41    2,914,000     $    5.82
Stock options granted.............................    810,000         15.53       630,000        9.71      196,000         10.12
Stock options canceled............................         --            --        (4,000)       9.69      (40,000)         9.07
Stock options exercised...........................   (438,582)         4.99      (203,300)       4.94     (803,796)         2.24
                                                    ---------                   ---------                ---------
Ending stock options outstanding..................  3,060,322     $   10.53     2,688,904    $   8.13    2,266,204     $    7.41
                                                    =========     =========     =========    ========    =========     =========
Ending stock options exercisable..................  1,406,757     $    8.15     1,198,774    $   6.93      683,592     $    5.58
                                                    =========     =========     =========    ========    =========     =========
Weighted average fair value of options granted....  $    4.92                   $    3.17                $    3.38
                                                    =========                   =========                =========

     Of the 3,060,322 options outstanding at December 31, 1997: (a) 1,320,322 options have exercise prices between $3.50 and $9.41, with a weighted average exercise price of $7.94 and a weighted average contractual life of 6.1 years (1,252,715 of these options are exercisable at a weighted average price of $7.90); (b) 1,740,000 options have exercise prices between $9.69 and $17.31, with a weighted average exercise price of $12.50 and a weighted average contractual life of 8.5 years (154,042 of these options are exercisable at a weighted average price of $10.19).

     All of the outstanding options are exercisable at various times in years 1998 through 2007. All incentive stock options and non-qualified options were granted at fair market value on the date of grant. As of December 31, 1997, no awards other than incentive and non-qualified stock options have been granted under the 1990 Plan. Generally, options granted under the 1990 Plan have a 10-year term and provide for vesting after three years.

     At December 31, 1997, a total of 3,834,322 shares of the Company's common stock are reserved for issuance pursuant to the 1990 Plan and the Director Plan.

PREFERRED STOCK

Preferred stock at December 31, 1997, consists of 5,000,000 authorized but unissued shares. Preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

4.   COMMITMENTS AND CONTINGENCIES

The Company is committed to perform 17,728 work units within the next three years related to its concession rights in the Naranjillos field in Santa Cruz Province, Bolivia. The work unit commitment is guaranteed by the Company through an $88.6 million letter of credit; however, the Company anticipates that it will fulfill this three-year work unit commitment through approximately $45 to $50 million of various seismic and drilling capital expenditures. In addition, the Company is committed to perform 1,400 work units related to an exploration program within the Chaco Block in Bolivia. The entire obligation can be fulfilled by the drilling of one 15,000 foot well. The Company estimates the cost of this well to be approximately $4.5 million and expects to fulfill this obligation by drilling a well in 1998.

     The Company has $101.8 million in letters of credit (including the $88.6 million letter of credit discussed above) outstanding at December 31, 1997. These letters of credit relate primarily to various obligations for acquisition and exploration activities in South America and bonding requirements of various state regulatory agencies for oil and gas operations.

     Under the Company's exploration contract on Block 19 in Ecuador, the Company is required to participate in the drilling of one additional well. The Company expects to drill this well during 1998 at a cost of approximately $4.0 million.

     Rent expense was $1.2 million, $1.0 million and $0.8 million for 1997, 1996 and 1995, respectively. The future minimum commitments under long-term noncancelable leases for office space are $1.3 million, $1.1 million, $1.0 million, $1.0 million and $0.1 million for the calendar years 1998 through 2002, respectively.

     On November 5, 1996, the Province of Santa Cruz, Argentina brought suit against Cadipsa in the Corte Suprema de Justicia de la Nacion (the Supreme Court of Justice of the Argentine Republic, Buenos Aires, Argentina), Dossier No. s-1451, seeking to recover approximately $15.1 million (which sum includes interest) allegedly due as additional royalties on four concessions granted in 1990 in which the Company currently owns a 100 percent working interest. The Company and its predecessors in title have been paying royalties at an eight percent rate; the Province of Santa Cruz claims the rate should be 12 percent. The amount of such claim will increase at the differential of these royalty rates until

----------------------------
42 - Vintage Petroleum, Inc.

                                                         [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

this claim is resolved. With respect to the 50 percent interest in the two concessions that the Company acquired from British Gas, plc (see Note 7), the Company believes that it is entitled to indemnification by British Gas, plc for any loss sustained by the Company as a result of this claim. Such indemnification equals approximately $4.4 million of the $15.1 million claim. The Company has no indemnification from its predecessors in title with respect to the payment of royalties on the other two concessions. Although the Company cannot predict the outcome of this litigation, based upon the advice of counsel, the Company does not expect the resolution of this claim to have a material adverse impact on the Company's financial position or results of operations.

     The Company is a defendant in various other lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. In the opinion of management, none of the various other pending lawsuits and proceedings should have a material adverse impact on the Company's financial position or results of operations.

5.   FINANCIAL INSTRUMENTS

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

     At December 31, 1997, the Company was not a party to any swap agreements. At December 31, 1996, the Company was a party to oil price swap agreements for calendar 1997 covering 2.738 MMBbls at an average NYMEX reference price of $19.26 per Bbl.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values financial instruments as required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The Company estimates the value of the Notes based on quoted market prices. The Company estimates the value of its other long-term debt based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and remaining maturities. The estimated fair value of the Company's long-term debt at December 31, 1997 and 1996, was $463.6 million and $383.9 million, respectively, compared with a carrying value of $451.1 million and $379.0 million, respectively.

     The fair value of commodity swap agreements is the amount at which they could be settled, based on quoted market prices. At December 31, 1996, the Company would have been required to pay approximately $9.2 million to terminate its swap agreements. The Company had no swap agreements in place at December 31, 1997.

     The carrying value of other financial instruments approximates fair value because of the short maturity of those instruments.

6.   INCOME TAXES

Income before income taxes and minority interest is composed of the following:

--------------------------------------------------------------------------------
                                              1997           1996          1995

(In thousands)
Domestic .............................    $ 55,047       $ 38,016      $ 15,536
Foreign ..............................      34,509         18,621           104
                                          --------       --------      --------
                                          $ 89,556       $ 56,637      $ 15,640
                                          ========       ========      ========

The total provision for income taxes consists of the following:
--------------------------------------------------------------------------------
                                              1997           1996          1995
(In thousands)
Current:
     Domestic ........................       4,277       $  2,610       $  (955)
     Foreign  ........................         958             --            --
Deferred:
     Domestic ........................      15,000         12,328         6,034
     Foreign  ........................      (3,089)            --            --
                                          --------       --------       -------
                                          $ 17,146       $ 14,938       $ 5,079
                                          ========       ========       =======

A reconciliation of the Federal statutory income tax rate to the effective rate is as follows:
--------------------------------------------------------------------------------
                                              1997           1996          1995

Statutory income tax rate ............        35.0%          35.0%         35.0%
State income tax .....................         3.9            3.9           3.9
Federal income tax credits ...........        (2.1)          (3.1)         (7.4)
Foreign operations ...................         0.4           (8.2)          1.3
Valuation allowance reversal..........       (16.2)            --            --
Other ................................        (1.9)          (1.2)         (0.3)
                                          --------       --------       -------
                                              19.1%          26.4%         32.5%
                                          ========       ========       =======

The components of the Company's net deferred tax liability as of December 31, 1997 and 1996, are as follows:
--------------------------------------------------------------------------------
                                                             1997          1996
(In thousands)
Deferred Tax Liabilities:
  Differences between book
    and tax basis of property.........................   $ 74,552      $ 62,735
  Other...............................................        619           778
                                                         --------      --------
                                                           75,171        63,513
                                                         --------      --------
Deferred Tax Assets:
  Argentina net operating loss
    carryforwards.....................................      4,206        14,472
  Alternative minimum tax
    credit carryforward...............................      2,949         5,403
  Other...............................................        425           500
                                                         --------      --------
                                                            7,580        20,375
Valuation allowance...................................         --       (14,472)
                                                         --------      --------
                                                            7,580         5,903
                                                         --------      --------
Net deferred tax liability............................   $ 67,591      $ 57,610
                                                         ========      ========

                                                         -----------------------
                                                         1997 Annual Report - 43

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

     Earnings of the Company's foreign subsidiary, Vintage Oil Argentina, Inc. (see Note 7), are subject to Argentina income taxes. Earnings of the Company's foreign subsidiary, Vintage Petroleum Boliviana Ltd., are subject to Bolivia income taxes. No U.S. deferred tax liability will be recognized related to the unremitted earnings of these foreign subsidiaries, as it is the Company's intention, generally, to reinvest such earnings permanently.

     As of December 31, 1997, the Company has a U.S. Federal alternative minimum tax ("AMT") credit carryforward of approximately $2.9 million. The AMT credit carryforward does not expire and is available to offset U.S. Federal regular income taxes in future years, but only to the extent that U.S. Federal regular income taxes exceed the AMT in such years.

     As of December 31, 1997, the Company has estimated net operating loss carryforwards for Argentina income tax reporting purposes of approximately $26.5 million which can be used to offset future taxable income in Argentina. The carryforward amount includes certain Argentina net operating loss carryforwards which were acquired in a purchase business combination and are recorded at cost, which is less than the calculated value under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. These unrecorded net operating loss carryforwards will reduce the Company's foreign income tax provision in future years by approximately $4.5 million when their benefit is realized.

7.   SIGNIFICANT ACQUISITIONS

     In May 1995, the Company acquired certain U.S. oil and gas properties from Texaco Exploration and Production, Inc. for approximately $26.7 million cash (the "Texaco Acquisition").

     Through a series of transactions during the last six months of 1995, the Company purchased approximately 71.6 percent of the outstanding common stock of Cadipsa S.A. ("Cadipsa"), a publicly-traded Argentine oil and gas exploration and production company, for 605,616 shares of the Company's common stock (valued at $5.7 million) and $12.4 million cash (the "Cadipsa Acquisition"). Approximately $58.1 million of net liabilities and a $7.9 million minority interest resulted from the consolidation of Cadipsa as of the acquisition date. Effective December 26, 1996, Cadipsa was delisted with the Argentina Stock Exchange and is no longer a publicly-traded company. Effective July 1, 1997, the operations of Cadipsa were merged into Vintage Oil Argentina, Inc. and Cadipsa became inactive and is awaiting Argentina governmental approval of formal dissolution.

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

     The Company accounted for these acquisitions under the purchase method. The consolidated statements of income include the operating results of the above acquisitions since their acquisition date.

     The Company completed on December 20, 1995, a public offering of 5,587,400 shares of the Company's common stock (the "Common Stock Offering"), of which 5,000,000 shares were sold by the Company and 587,400 shares were sold by a stockholder (see Note 3). The net proceeds to the Company of approximately $49.5 million were used to fund a substantial portion of the purchase of the Astra/Shell Properties.

     The Company's unaudited pro forma revenues, net income and earnings per share for the year ended December 31, 1995, presented below have been prepared assuming the Common Stock Offering, the Texaco Acquisition, the Cadipsa Acquisition, the BG Acquisition and the acquisition of the Astra/Shell Properties had been consummated as of January 1, 1995. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transactions occurred on such date.

--------------------------------------------------------------------------------

                                                                           1995

Revenues (in thousands) ............................................   $244,921
Net income (in thousands)...........................................     18,712
Earnings per share:
  Basic ............................................................        .40
  Diluted ..........................................................        .40

     On April 1, 1997, the Company acquired certain producing oil and gas properties and facilities located in the Gulf Coast area of Texas and Louisiana from subsidiaries of Burlington Resources Inc. for approximately $102.7 million in cash (the "Burlington Acquisition"). Funds for this acquisition were provided by advances under the Company's revolving credit facility.

     If the Burlington Acquisition had been consummated as of January 1, 1996, the Company's unaudited pro forma revenues, net income and earnings per share for the years ended December 31, 1997 and 1996, would have been as shown below; however, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

--------------------------------------------------------------------------------

                                                              1997         1996

Revenues (in thousands).................................  $431,318     $375,742
Net income (in thousands)...............................    74,956       51,960
Earnings per share:
  Basic.................................................      1.46         1.08
  Diluted...............................................      1.44         1.07

----------------------------
44 - Vintage Petroleum, Inc.

                                                             [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

8.   SEGMENT INFORMATION

The Company operates in the oil and gas exploration and production industry in the United States and South America. Operations in the gathering and gas marketing industries are in the United States. The following is industry segment data for the years ended December 31, 1997, 1996 and 1995:

--------------------------------------------------------------------------------

                                                              1997              1996              1995
(In thousands)

REVENUES:
Exploration and production -
    U.S................................................  $ 252,353         $ 190,839         $ 146,819
    Argentina..........................................     93,864            67,529            13,435
    Other international................................      8,896                --                --
Gas marketing..........................................    110,450            62,851            49,775
Gathering..............................................     34,171            34,917            22,289
Other income (expense).................................     (2,557)              886             1,251
Elimination of intersegment sales......................    (80,577)          (45,340)          (38,772)
                                                         ---------         ---------         ---------
                                                         $ 416,600         $ 311,682         $ 194,797
                                                         =========         =========         =========

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST:
Exploration and Production -
    U.S................................................  $  95,857         $  70,382         $  39,524
    Argentina..........................................     45,157            29,110             4,114
    Other international................................      3,446              (841)               --
Gas marketing..........................................      2,584             2,383             2,073
Gathering..............................................      3,388             2,186             1,568
Other income (expense).................................     (4,175)              886             1,251
                                                         ---------         ---------         ---------
Operating income.......................................    146,257           104,106            48,530
Corporate expenses.....................................    (19,939)          (17,360)          (12,712)
Interest expense.......................................    (36,762)          (30,109)          (20,178)
                                                         ---------         ---------         ---------
                                                         $  89,556         $  56,637         $  15,640
                                                         =========         =========         =========

IDENTIFIABLE ASSETS:
Exploration and production -
    U.S................................................  $ 634,298         $ 499,439         $ 431,391
    Argentina..........................................    238,227           228,002           180,488
    Other international................................     57,846            44,473             1,269
Gas marketing..........................................     12,427             8,422             5,431
Gathering..............................................      8,564            10,249            11,084
Corporate..............................................     38,693            23,365            17,876
                                                         ---------         ---------         ---------
                                                         $ 990,055         $ 813,950         $ 647,539
                                                         =========         =========         =========

DEPRECIATION, DEPLETION AND AMORTIZATION:
Exploration and production -
    U.S................................................  $  67,427         $  49,466         $  45,730
    Argentina..........................................     24,578            17,494             4,115
    Other international................................      4,302               841                --
Gathering..............................................      1,360             1,337             1,301
Corporate..............................................      1,398               919             1,111
                                                         ---------         ---------         ---------
                                                         $  99,065         $  70,057         $  52,257
                                                         =========         =========         =========

CAPITAL ADDITIONS:
Exploration and Production -
    U.S................................................  $ 200,002         $ 113,037         $  88,149
    Argentina..........................................     54,609            49,429           170,947
    Other international................................     12,872            40,866             1,269
Gathering..............................................      1,209               724               234
Corporate..............................................      1,799               706             3,023
                                                         ---------         ---------         ---------
                                                         $ 270,491         $ 204,762         $ 263,622
                                                         =========         =========         =========


     During 1997, 1996 and 1995, sales to one crude oil purchaser represented approximately 10 percent, 15 percent and 17 percent, respectively, of the Company's total revenues (exclusive of eliminations of intersegment sales and the impact of hedges).

                                                         -----------------------
                                                         1997 Annual Report - 45

   [LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

9.   DETAIL OF PREPAIDS AND OTHER CURRENT ASSETS

--------------------------------------------------------------------------------

                                                                1997       1996

(In thousands)
Value added tax receivable.................................  $ 5,494    $ 3,510
Other prepaids and current assets..........................    6,949      5,742
                                                             -------    -------
                                                             $12,443    $ 9,252
                                                             =======    =======

10.  QUARTERLY RESULTS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:

--------------------------------------------------------------------------------

QUARTER ENDED                                   MARCH 31         JUNE 30        SEPT. 30         DEC. 31
(In thousands, except per share amounts)
1997
Revenues.....................................   $ 99,234        $ 99,843        $104,387        $113,136
Operating income.............................     40,824          32,623          33,564          39,246
Net income...................................     20,989          14,233          15,234          21,751
Earnings per share:
    Basic....................................        .42             .28             .30             .42
    Diluted..................................        .41             .27             .29             .41

1996
Revenues.....................................   $ 71,340        $ 76,043        $ 75,952        $ 88,347
Operating income.............................     21,619          26,714          23,979          31,794
Net income...................................      7,174           9,796           9,827          14,395
Earnings per share:
    Basic....................................        .15             .20             .20             .30
    Diluted..................................        .15             .20             .20             .29

     Revenues and operating income for the quarter ended December 31, 1997, were decreased by a $4.4 million charge resulting from an adverse judgement against the Company in a lawsuit involving a 1992 gas contract termination and increased by $1.6 million from a gain on the sale of a gas gathering system. The net impact of these items reduced net income for the quarter ended December 31, 1997, by $1.7 million, or three cents per basic and diluted share.

----------------------------
46 - Vintage Petroleum, Inc.

                                                            [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

11.  SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

The following sets forth certain information with respect to the Company's results of operations from oil and gas producing activities for the years ended December 31, 1997, 1996 and 1995. The Company began operations in Argentina through various acquisitions in the last two quarters of 1995 (see Note 7) and its Bolivia operations began in January 1997.

------------------------------------------------------------------------------------------------------------------------------

1997
                                                        U.S.       Argentina         Bolivia           Other            Total
(In thousands)
Revenues.........................................   $252,353        $ 93,864        $  8,896        $     --         $355,113
Production (lifting) costs.......................     89,069          24,129           1,148              --          114,346
Depreciation, depletion and amortization.........     67,427          24,578           3,785             517           96,307
                                                    --------        --------        --------        --------         --------
Results of operations before income taxes........     95,857          45,157           3,963            (517)         144,460
Income tax expense (benefit).....................     37,288              --           1,347            (201)          38,434
                                                    --------        --------        --------        --------         --------
Results of operations (excluding corporate
     overhead and interest costs)................   $ 58,569        $ 45,157        $  2,616        $   (316)        $106,026
                                                    ========        ========        ========        ========         ========

------------------------------------------------------------------------------------------------------------------------------


1996
                                                                        U.S.       Argentina           Other            Total
(In thousands)
Revenues..........................................................  $190,839        $ 67,529        $     --         $258,368
Production (lifting) costs........................................    70,991          20,925              --           91,916
Depreciation, depletion and amortization..........................    49,466          17,494             841           67,801
                                                                    --------        --------        --------         --------
Results of operations before income taxes.........................    70,382          29,110            (841)          98,651
Income tax expense (benefit)......................................    25,197              --            (327)          24,870
                                                                    --------        --------        --------         --------
Results of operations (excluding corporate
     overhead and interest costs).................................  $ 45,185        $ 29,110        $   (514)        $ 73,781
                                                                    ========        ========        ========         ========

------------------------------------------------------------------------------------------------------------------------------


1995
                                                                                        U.S.       Argentina            Total
(In thousands)
Revenues.........................................................................   $146,819        $ 13,435         $160,254
Production (lifting) costs.......................................................     61,565           5,206           66,771
Depreciation, depletion and amortization.........................................     45,730           4,115           49,845
                                                                                    --------        --------         --------
Results of operations before income taxes........................................     39,524           4,114           43,638
Income tax expense...............................................................     12,332              --           12,332
                                                                                    --------        --------         --------
Results of operations (excluding corporate overhead and interest costs)..........   $ 27,192        $  4,114         $ 31,306
                                                                                    ========        ========         ========

                                                         -----------------------
                                                         1997 Annual Report - 47

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]


CAPITALIZED COSTS AND COSTS INCURRED RELATING TO OIL AND GAS PRODUCING
ACTIVITIES

The Company's net investment in oil and gas properties at December 31, 1997 and 1996, was as follows:

----------------------------------------------------------------------------------------------------------------------------------
1997
                                                     U.S.         ARGENTINA           BOLIVIA             OTHER             TOTAL
(In thousands)
Unproved properties not being amortized......  $   19,813        $       --        $       --        $    6,786        $   26,599
Proved properties being amortized............     882,012           274,785            46,892                --         1,203,689
                                               ----------        ----------        ----------        ----------        ----------
     Total capitalized costs.................     901,825           274,785            46,892             6,786         1,230,288
Less accumulated depreciation,
     depletion and amortization..............     307,486            46,328             3,785                --           357,599
                                               ----------        ----------        ----------        ----------        ----------
        Net capitalized costs................  $  594,339        $  228,457        $   43,107        $    6,786        $  872,689
                                               ==========        ==========        ==========        ==========        ==========

     The $6.8 million of unproved properties shown for Other in 1997 relate to the Company's exploration project in Ecuador. As discussed in Note 4, the Company plans to drill an additional well in 1998 at an estimated cost of $4.0 million. Depending on the success of this planned well, all or a portion of the Company's costs of oil and gas properties in Ecuador may be impaired in 1998 resulting in a charge to earnings.

----------------------------------------------------------------------------------------------------------------------------------

1996
                                                     U.S.         Argentina           Bolivia             Other             Total
(In thousands)
Unproved properties not being amortized......  $   16,420        $       --        $       --        $    5,087        $   21,507
Proved properties being amortized............     685,692           220,376            37,048                --           943,116
                                               ----------        ----------        ----------        ----------        ----------
     Total capitalized costs.................     702,112           220,376            37,048             5,087           964,623
Less accumulated depreciation,
     depletion and amortization..............     240,059            21,688                --               841           262,588
                                               ----------        ----------        ----------        ----------        ----------
        Net capitalized costs................  $  462,053        $  198,688        $   37,048        $    4,246        $  702,035
                                               ==========        ==========        ==========        ==========        ==========

----------------------------
48 - Vintage Petroleum, Inc.

                                                               [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

     The following sets forth certain information with respect to costs incurred (exclusive of general support facilities) in the Company's oil and gas activities during 1997, 1996 and 1995:

-------------------------------------------------------------------------------------------------------------------
1997
                                               U.S.       Argentina         Bolivia           Other           Total
(In thousands)
Acquisitions:
     Undeveloped properties.............   $  7,138        $     --        $    560        $     75        $  7,773
     Producing properties...............    133,548              --           6,201              --         139,749
Exploratory.............................     16,463           3,971              --           2,983          23,417
Development.............................     42,853          50,638           3,053              --          96,544
                                           --------        --------        --------        --------        --------
        Total costs incurred............   $200,002        $ 54,609        $  9,814        $  3,058        $267,483
                                           ========        ========        ========        ========        ========

-------------------------------------------------------------------------------------------------------------------
1996

                                               U.S.       Argentina         Bolivia           Other           Total
(In thousands)
Acquisitions:
     Undeveloped properties.............   $  9,868        $  2,080        $     --        $  3,818        $ 15,766
     Producing properties...............     50,480           3,754          37,048              --          91,282
Exploratory.............................      6,502           1,383              --              --           7,885
Development.............................     46,187          42,212              --              --          88,399
                                           --------        --------        --------        --------        --------
        Total costs incurred............   $113,037        $ 49,429        $ 37,048        $  3,818        $203,332
                                           ========        ========        ========        ========        ========

-------------------------------------------------------------------------------------------------------------------
1995
                                                               U.S.       Argentina           Other           Total
(In thousands)
Acquisitions:
     Undeveloped properties.............................   $  6,415        $     --        $  1,269        $  7,684
     Producing properties...............................     38,896         168,762              --         207,658
Exploratory.............................................      2,037              --              --           2,037
Development.............................................     40,801           2,185              --          42,986
                                                           --------        --------        --------        --------
        Total costs incurred............................   $ 88,149        $170,947        $  1,269        $260,365
                                                           ========        ========        ========        ========

                                                         -----------------------
                                                         1997 Annual Report - 49

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES (UNAUDITED)

Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. The following is an analysis of the Company's proved oil and gas reserves which are located in the United States, Argentina and Bolivia as estimated by the Company's independent petroleum consultants, Netherland, Sewell & Associates, Inc.

------------------------------------------------------------------------------------------------------------------------------------

                                                        U.S.          Argentina             Bolivia                   Total
                                                   Oil          Gas         Oil         Oil          Gas          Oil         Gas
                                                (MBbls)       (MMcf)     (MBbls)     (MBbls)       (MMcf)      (MBbls)      (MMcf)
Proved reserves at December 31, 1994........... 70,789      281,638          --          --           --       70,789     281,638
Revisions of previous estimates................  7,160       18,405       2,952          --           --       10,112      18,405
Extensions, discoveries and other additions....    338        2,015          --          --           --          338       2,015
Production..................................... (6,647)     (30,610)       (961)         --           --       (7,608)    (30,610)
Purchase of reserves-in-place..................  8,840       39,486      65,653          --           --       74,493      39,486
Sales of reserves-in-place.....................   (253)        (172)         --          --           --         (253)       (172)
                                               -------      -------     -------     -------      -------      -------     -------
Proved reserves at December 31, 1995........... 80,227      310,762      67,644          --           --      147,871     310,762

Revisions of previous estimates................ 13,382       21,834      12,449          --           --       25,831      21,834
Extensions, discoveries and other additions....    458        5,445         308          --           --          766       5,445
Production..................................... (7,694)     (32,366)     (4,245)         --           --      (11,939)    (32,366)
Purchase of reserves-in-place..................  8,095       20,787       2,849       4,953       57,758       15,897      78,545
Sales of reserves-in-place.....................   (130)      (1,374)         --          --           --         (130)     (1,374)
                                               -------      -------     -------     -------      -------      -------     -------
Proved reserves at December 31, 1996........... 94,338      325,088      79,005       4,953       57,758      178,296     382,846

Revisions of previous estimates................ (9,693)     (18,045)      7,065         607       28,414       (2,021)     10,369
Extensions, discoveries and other additions....    345       29,451       1,211          --           --        1,556      29,451
Production..................................... (9,692)     (36,623)     (5,630)       (135)      (6,068)     (15,457)    (42,691)
Purchase of reserves-in-place.................. 24,653       62,253          --         758      111,212       25,411     173,465
Sales of reserves-in-place.....................    (17)      (1,277)         --          --           --          (17)     (1,277)
                                               -------      -------     -------     -------      -------      -------     -------

Proved reserves at December 31, 1997........... 99,934      360,847      81,651       6,183      191,316      187,768     552,163
                                               =======      =======     =======     =======      =======      =======     =======

Proved developed reserves at:
December 31, 1995.............................. 63,791      270,427      36,928          --           --      100,719     270,427
                                               =======      =======     =======     =======      =======      =======     =======
December 31, 1996.............................. 79,250      289,464      46,582       1,007       51,276      126,839     340,740
                                               =======      =======     =======     =======      =======      =======     =======
December 31, 1997.............................. 79,494      316,306      47,806       1,502      140,124      128,802     456,430
                                               =======      =======     =======     =======      =======      =======     =======

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

----------------------------
50 - Vintage Petroleum, Inc.

                                                               [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

Set forth below is the Standardized Measure relating to proved oil and gas reserves at December 31, 1997 and 1996:

------------------------------------------------------------------------------------------------------------------------------
1997
                                                                    U.S.         Argentina           Bolivia             Total
(In thousands)
Future cash inflows.........................................  $2,321,760        $1,138,154        $  357,767        $3,817,681
Future production costs.....................................   1,005,407           448,262            32,321         1,485,990
Future development and abandonment costs....................     177,792           150,544            27,985           356,321
                                                              ----------        ----------        ----------        ----------
Future net cash inflows before income tax expense...........   1,138,561           539,348           297,461         1,975,370
Future income tax expense...................................     281,019            99,588            97,739           478,346
                                                              ----------        ----------        ----------        ----------
Future net cash flows.......................................     857,542           439,760           199,722         1,497,024
10 percent annual discount for
     estimated timing of cash flows.........................     253,026           142,735            84,618           480,379
                                                              ----------        ----------        ----------        ----------
Standardized Measure of discounted
     future net cash flows..................................  $  604,516        $  297,025        $  115,104        $1,016,645
                                                              ==========        ==========        ==========        ==========

Crude oil and natural gas prices have declined from the year-end prices used in determining the Standardized Measure at December 31, 1997. Such declines may reduce the Standardized Measure at March 31, 1998, to the extent that a writedown of the Company's capitalized oil and gas costs would be required.

------------------------------------------------------------------------------------------------------------------------------
1996
                                                                    U.S.         Argentina           Bolivia             Total
(In thousands)
Future cash inflows.........................................  $3,110,810        $1,743,483        $  188,211        $5,042,504
Future production costs.....................................   1,063,823           575,101            51,578         1,690,502
Future development and abandonment costs....................     133,243           134,219            14,804           282,266
                                                              ----------        ----------        ----------        ----------
Future net cash inflows before income tax expense...........   1,913,744         1,034,163           121,829         3,069,736
Future income tax expense...................................     611,554           229,649            38,268           879,471
                                                              ----------        ----------        ----------        ----------
Future net cash flows.......................................   1,302,190           804,514            83,561         2,190,265
10 percent annual discount for
     estimated timing of cash flows.........................     484,288           285,896            27,240           797,424
                                                              ----------        ----------        ----------        ----------
Standardized Measure of discounted
     future net cash flows..................................  $  817,902        $  518,618        $   56,321        $1,392,841
                                                              ==========        ==========        ==========        ==========

                                                         -----------------------
                                                         1997 Annual Report - 51

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED)

The following is an analysis of the changes in the Standardized Measure during 1997, 1996 and 1995:

--------------------------------------------------------------------------------------------------------------------------
                                                                            1997                1996                1995
(In thousands)
Standardized Measure - Beginning of year..........................   $ 1,392,841         $   736,546         $   385,721
Increases (decreases) -
     Sales, net of production costs...............................      (240,767)           (166,452)            (93,483)
     Net change in sales price, net of production costs...........      (824,264)            644,367             131,697
     Discoveries and extensions, net of related
          future development and production costs.................        56,334              20,085               4,585
     Changes in estimated future development costs................       (89,637)            (69,433)            (31,210)
     Development costs incurred...................................        77,127              77,174              37,600
     Revisions of previous quantity estimates.....................         3,508             251,736              59,319
     Accretion of discount........................................       180,714              88,411              44,699
     Net change in income taxes...................................       215,131            (248,427)            (86,296)
     Purchase of reserves-in-place................................       240,658             149,900             311,449
     Sales of reserves-in-place...................................        (2,518)             (1,859)               (661)
     Timing of production of reserves and other...................         7,518             (89,207)            (26,874)
                                                                     -----------         -----------         -----------
Standardized Measure - End of year................................   $ 1,016,645         $ 1,392,841         $   736,546
                                                                     ===========         ===========         ===========

----------------------------
52 - Vintage Petroleum, Inc.

                                                             [LOGO OF VINTAGE
                                                         PETROLEUM APPEARS HERE]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF VINTAGE PETROLEUM, INC.:

     We have audited the accompanying consolidated balance sheets of Vintage Petroleum, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vintage Petroleum, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





Tulsa, Oklahoma                                              ARTHUR ANDERSEN LLP
February 19, 1998



                                                         -----------------------
                                                         1997 Annual Report - 53

[LOGO OF VINTAGE
PETROLEUM APPEARS HERE]


                             STOCKHOLDER INFORMATION


STOCK PRICE INFORMATION

The Company's common stock trades on the New York Stock Exchange.

     The table below reflects the high and low sales prices and cash dividends paid per share during each quarter of 1996 and 1997 (after giving effect to the Company's two-for-one common stock split effected on October 7, 1997).

--------------------------------------------------------------------------------

Quarter Ended                     High              Low        Dividends
                                                                    Paid
March 31, 1996               $  11 1/4         $ 9 9/16        $   .0125
June 30, 1996                   13 3/8            9 1/2            .0125
September 30, 1996            14 15/16          11 3/16            .0125
December 31, 1996               17 3/8           14 3/8             .015

March 31, 1997                18 11/16               13             .015
June 30, 1997                  18 1/16           12 1/2             .015
September 30, 1997              25 1/2           15 3/8             .015
December 31, 1997               25 7/8               17              .02


DIVIDEND POLICY

The Company began paying a quarterly dividend in the fourth quarter of 1992 and expects to continue paying a regular quarterly cash dividend.


NUMBER OF STOCKHOLDERS

Substantially all of the Company's stockholders maintain their shares in "street name" accounts and are not individually stockholders of record. There were approximately 85 stockholders of record at December 31, 1997.


NYSE SYMBOL: VPI


ANNUAL MEETING

The Annual Meeting of Stockholders will be held:
Tuesday, May 12, 1998, at 10:00 A.M.
Bank of Oklahoma Tower, Ninth Floor
One Williams Center, Tulsa, Oklahoma


TRANSFER AGENT AND REGISTRAR

Stockholders should refer specific questions concerning their stock certificates, in writing, directly to the Transfer Agent and Registrar, or by calling toll free 1-800-526-0801:

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
www.chasemellon.com


FORM 10-K

Copies of the Company's Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission, are available to stockholders at no charge upon written request to:

Stockholder Relations
Vintage Petroleum, Inc.
4200 One Williams Center
Tulsa, OK 74172


INDEPENDENT AUDITORS

Arthur Andersen LLP
6450 S. Lewis, Suite 300
Tulsa, OK 74136



--------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this Annual Report, other than statements of historical facts, that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including future capital expenditures (including the amount and nature thereof), the drilling of wells, reserve estimates, future production of oil and gas, future cash flows, future reserve activity and other such matters are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

     Factors that could cause actual results to differ materially from those in forward-looking statements include: oil and gas prices; exploitation and exploration successes; continued availability of capital and financing; general economic, market or business conditions; acquisition opportunities (or lack thereof); changes in laws or regulations; risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission; and other factors. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

--------------------------------
54 - Vintage Petroleum, Inc.